
13002402



# MAC-GRAY®

Intelligent Laundry® Systems



clean
green

CLIENT RESOURCES

Digital
laundry
is here.

*85 Years of Industry Leadership*

2012 Annual Report

# About Mac-Gray

Founded in 1927, Mac-Gray derives its revenue principally through the contracting of debit-card and coin-operated laundry facilities in multi-unit housing facilities such as apartment buildings, college and university residence halls, condominiums and public housing complexes. Mac-Gray manages laundry rooms located in 44 states and the District of Columbia. Mac-Gray also sells and services commercial laundry equipment to retail laundromats and other customers.

## Financial Highlights

Year Ended December 31

| Selected Operating Data (in Thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenue from Continuing Operations | | | |
| Facilities Management | $ 308,033 | $ 306,919 | $ 304,040 |
| Commercial Laundry Equipment Sales | $ 14,086 | $ 15,109 | $ 15,971 |
| Total Revenue | $ 322,119 | $ 322,028 | $ 320,011 |
| Total Assets | $ 401,409 | $ 409,699 | $ 424,083 |
| Net Income from Continuing Operations | $ 4,310 | $ 3,276 | $ 2,829 |
| Net Income from Continuing Operations, as adjusted* | $ 6,429 | $ 4,190 | $ 2,140 |
| EBITDA from Continuing Operations* | $ 59,933 | $ 63,644 | $ 67,433 |
| Adjusted EBITDA from Continuing Operations* | $ 63,522 | $ 65,177 | $ 66,214 |

* EBITDA from continuing operations is defined as net income from continuing operations before interest expense, provision for income taxes, and depreciation and amortization expense. An explanation of our use of EBITDA from continuing operations and EBITDA from continuing operations, as adjusted, is provided on pages 13-15 of the Form 10-K included as part of this annual report. An explanation of our use of net income from continuing operations, as adjusted, is provided on page 21 of the Form 10-K. Reconciliations of each of these non-GAAP measures to net income from continuing operations are provided on pages 14, 21 and 25 of the Form 10-K.

# To Our Stockholders:

In a year highlighted by improved profitability, successful expense management and strong free cash flow, Mac-Gray maintained its commitment to building shareholder value in 2012. The Board of Directors raised the Company's quarterly dividend by 10% last year, and followed that with a 45% dividend increase in early 2013.

While conditions in our industry remain mixed due to the economic pressures on our clients and customers, our dividend growth is an important sign of the confidence we have in our business. Our laundry facilities management revenue increased by $1 million in 2012, marking the second consecutive year of organic growth in our core business and offsetting a planned step-down in our commercial laundry equipment sales.

The Company took other initiatives to increase value during 2012. We completed a $2 million stock buyback program, redeemed the remaining $100 million in senior notes through a new five-year credit agreement with our lenders and eliminated nearly $11 million of debt. This contributed to a 30% reduction in interest expense and generated annual interest savings of approximately $5 million. Combined with lower SG&A expenses, the significant decrease in interest expense propelled a 50% increase in adjusted net income[1]. Throughout 2012, we continued our multi-pronged approach:

a) maintaining the relative size of our portfolio and strategically growing our business, which requires significant capital;

b) strengthening our balance sheet by managing our debt and improving our leverage ratio[1];
and

c) returning value to shareholders, through share repurchases and/or dividend increases.

It remains important that we balance all three of these objectives.

Though our cost structure is fairly inelastic, and we will not compromise on the quality of service that we offer because it contributes to our high account retention success, we continue to identify modest but effective ways to reduce overall expenses. These include parts and inventory management, service call center optimization and reduced fuel consumption through intelligent routing and the use of 'best-in-class' fuel-efficient vehicles.

**Commitment to Technology**

We continue to introduce technology innovations that are leading the industry. In 2012, we widened the technology gap between Mac-Gray and our competitors. Our Change Point® payment and monitoring system continues to set a new standard for ease of payment, service and accountability. Since the system's introduction in 2011, we have seen its enhanced payment flexibility translate into a 10% increase in average revenue for new installations. Change Point® also is providing the property manager with real-time usage, revenue, and service data, a level of transparency not offered by any competitor. During 2012, we surpassed the milestone of installing Change Point® in more than 1,000 laundry rooms, within five quarters of its introduction. That exceeded our initial expectations, and bodes well for the future.

Change Point® is our latest cashless innovation, but is just one of the platforms we offer as we continue to transition more of our customers' laundry rooms to card. Looking at our entire portfolio, we concluded 2012 with approximately 42% of our equipment operating on card platforms rather than coin. We believe this represents the highest card percentage among the industry players. Card-operated laundry rooms are strategically important because they typically generate more equipment usage, and the platform also enables more manageable and incremental vend increases. When we look at the revenue in our portfolio, the card-operated equipment generates about 50% of our revenue.

It has also been our experience that a disproportionate number of the accounts that we lose to self-ownership or choose to discontinue are coin-operated. Our contracts typically renew at a high rate overall, but when we look at our card accounts, it is even less likely to see those turned over to another vendor or to self-ownership. Therefore, our goal is to push that 42% number higher as we move through the steady, long-term renewal cycle of our portfolio in coming years. Technology is expensive, but it is the future. How much of our society will be coin-operated in the future? We believe none.

**Strong Balance Sheet**

During 2012, we further strengthened our balance sheet by continuing the steady improvement in our debt leverage that began after we completed our last acquisition in 2008. For the first time since then our leverage ratio of debt to adjusted

[1] Reconciliations of net income to net income, as adjusted, and EBITDA, as adjusted, are provided on pages 21 and 14, respectively, of the Form 10-K.

EBITDA was below 3 times as we concluded 2012 with leverage of 2.8 times. We also ended the year with less than $200 million in total funded debt. After paying down nearly $11 million during the year, we entered 2013 with funded debt of $191 million. Since our last acquisition – a five-year period that included the Great Recession and other significant disruptions to the multi-housing market – Mac-Gray has paid down more than $130 million of debt.

We achieved this high level of debt repayment even while continuing to invest in the future of our business. For the full year of 2012, we invested $36.9 million in capital expenditures, compared with $31.5 million in 2011. The majority of this increase was spent on renewing a slightly higher number of existing laundry facility management contracts than in previous years. This increase in capital spending also reflects our expectations of achieving continued profitable growth in our core business.

**2013 Outlook**

Looking ahead, we see positive apartment occupancy trends in nearly every major metropolitan market we serve, which should contribute to increased equipment usage. That said, our outlook for the year is still largely dependent upon continuing economic improvement and growth in consumer discretionary spending. These factors influence the decisions made by residents of B and C-type multi-housing properties, as well as decisions made by property owners regarding self-management.

The academic market remains an area where we also see significant opportunities for long-term profitable growth. We continue to extend our lead in this market due to our strong commitments to service and technological innovation, particularly LaundryView, which is slowly becoming ubiquitous. The academic sector now represents 15% of our total portfolio, up from 13% only three years ago after successfully winning more new accounts from both our competitors and from self ownership than at any other time.

In 2013, we expect to deliver a third straight year of profitable growth within our core business. While the market backdrop is mixed, we remain encouraged about the direction the market is headed and Mac-Gray's competitive position within it. Our plan is to continue to pursue opportunities for organic growth – including new contracts and vend increases – in our most promising markets, along with evaluating select acquisitions, particularly on a regional basis. The opportunities for acquisitions that will add to profitability are encouraging.

We remain confident in the long-term prospects of the core business and its ability to generate steady cash flow. We have strengthened our balance sheet over the past several years and greatly enhanced our financial outlook, as reflected in the large increase in our dividend earlier this year. Both the Board and management will continue to seek opportunities to return long-term value to all of our shareholders in the years ahead as we pursue profitable growth.

In assessing the opportunities available to us, we are encouraged by the soundness of our strategy, the strength of our brand in the marketplace, and the dedication of our talented team. We intend to capitalize on our solid business model to build an even more successful future for Mac-Gray. Thank you to our employees for their valuable contributions and to our clients, customers and shareholders for their support. We look forward to sharing more success with you in the coming year.



Stewart Gray MacDonald, Jr.
Chief Executive Officer
Waltham, Massachusetts

April 2013

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

## FORM 10-K



☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ______ to ______**

**COMMISSION FILE NUMBER 1-13495**

## MAC-GRAY CORPORATION
(Exact name of registrant as specified in its charter)

| **DELAWARE** | **04-3361982** |
|---|---|
| (State or other jurisdiction incorporation or organization) | (I.R.S. Employer Identification No.) |
| **404 WYMAN STREET, SUITE 400** | |
| **WALTHAM, MASSACHUSETTS** | **02451-1212** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (781) 487-7600

Securities Registered Pursuant to Section 12(b) of the Act:

| **Title of Each Class** | **Name of Each Exchange On Which Registered** |
|---|---|
| Common Stock, par value $.01 per share | New York Stock Exchange |
| Preferred Stock Purchase Rights | New York Stock Exchange |

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.305 of this chapter) during the preceding 12 months (or for such short period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

| Large Accelerated Filer ☐ | Accelerated Filer ☒ | Non-Accelerated Filer ☐<br>(Do not check if a smaller reporting company) | Smaller reporting company ☐ |
|---|---|---|---|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock of the registrant held by non-affiliates of the registrant as of June 30, 2012 was $139,808,518

As of March 4, 2013, 14,531,400 shares of common stock of the registrant, par value $.01 per share, were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrants' definitive Proxy Statement for the Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this report. Such Proxy Statement shall not be deemed to be "filed" as part of this Annual Report on Form 10-K, except for those parts therein which have been specifically incorporated by reference herein.

## MAC-GRAY CORPORATION

## Annual Report on Form 10-K

## Table of Contents

## PART I

**Forward-Looking Statements**

Some of the statements made in this report under the captions "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report or in documents incorporated herein by reference are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these statements by forward-looking words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," and other similar expressions. Investors should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company's control and which could materially affect actual results, performance or achievements. Factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, without limitation, the factors described under Item 1A, "Risk Factors." Investors should carefully review all of the factors described therein, which may not be an exhaustive list of the factors that could cause these differences.

### Item 1. Business

**Overview**

Unless the context requires otherwise, all references in this report to "we," "our," "Mac-Gray," the "Company," or "us" means Mac-Gray Corporation and its subsidiaries and predecessors.

Mac-Gray Corporation was founded in 1927 and reincorporated in Delaware in 1997. Since its founding, Mac-Gray has grown to become the second largest laundry facilities management contractor in the United States. Through our portfolio of card- and coin-operated laundry equipment located in laundry facilities across the country, we provide laundry convenience to residents of multi-unit housing such as apartment buildings, condominiums, colleges and university residence halls, public housing complexes, and hotels and motels. Based on our ongoing survey of colleges and universities, we believe that we are the largest provider of such services to the college and university market in the United States.

We derive our revenue principally as a laundry facilities management contractor for the multi-unit housing industry. We manage laundry rooms under long-term leases with property owners, property management companies and colleges and universities. We refer to these leases as "laundry leases" or "management contracts," and this business as "laundry facilities management business." In 2012, 96% of our consolidated revenue from continuing operations was derived from our laundry facilities management business. As of December 31, 2012, our laundry facilities management business had revenue-generating laundry equipment operating in 44 states and the District of Columbia.

Our commercial laundry equipment sales business sells commercial laundry equipment manufactured by Whirlpool Corporation, Dexter Laundry Company, American Dryer Corporation, and Primus Laundry Company. This business sells commercial laundry equipment primarily to retail laundromats, hotels and similar institutional users that operate their own on-premise laundry facilities.

On February 5, 2010, we sold our MicroFridge ® (Intirion Corporation) business to Danby Products. The following discussion excludes the financial results from discontinued operations unless otherwise noted. The results from all prior periods have been reclassified to conform to this presentation.

***Laundry Facilities Management Business***

For the years ended December 31, 2011 and 2012, our laundry facilities management business accounted for approximately 95% and 96% of our total revenue from continuing operations, and 95% and 96% of our gross margin from continuing operations, respectively. Through our laundry facilities management business, we act as a laundry facilities management contractor with property owners or managers. We lease space within a property, in some instances improve the leased space with flooring, ceilings and other improvements ("betterments") and then install and service the laundry equipment and collect the payments. The property owner or manager is usually responsible for maintaining, cleaning, and securing the premises and payment of utilities. Under long-term leases, we typically receive the exclusive right to provide and service laundry equipment within a multi-unit housing property in exchange for a negotiated percentage of the total revenue collected. We refer to this percentage as "facilities management rent." In each of the past five years, we have retained, on average, approximately 96% of our equipment base each year. Our gross additions to our equipment base for the years ended December 31, 2011 and 2012 through internally generated growth equaled 3%. Our additions, net of lost business, were -1% and -2% for the years ended December 31, 2011 and 2012, respectively. The equipment base not retained is primarily attributable to contracts the Company has chosen not to renew due to anticipated unacceptable profit margins (including some acquired contracts that did not meet our performance criteria). We also lose business to property owners who choose to self-operate and to a lesser degree to our competitors. We believe that our ability to maintain the relative size of our equipment base is indicative of our service of, and attention to, property owners and managers. We also provide our customers with proprietary technologies such as LaundryView®, LaundryLinx™, Change Point® and our Client Resource Center, and we continue to invest in research and development of such technologies. We generally have the ability to set and adjust the vend pricing for our equipment based upon local market conditions.

We have centralized administrative and marketing operations at our corporate headquarters in Waltham, Massachusetts. We also operate sales and/or service centers in Alabama, Arizona (two locations), Colorado, Connecticut, Florida (two locations), Georgia, Illinois, Louisiana, Maine, Maryland, Massachusetts, New Jersey, New Mexico, New York (two locations), North Carolina, Oregon, Tennessee (two locations), Texas (three locations), Utah, Virginia, and Washington.

We also generate revenue by leasing equipment to laundry customers who choose neither to purchase equipment nor to become a laundry facilities management customer, but instead wish to maintain their own laundry rooms. This leasing business generated revenue of approximately $5 million for each of the years ended December 31, 2011 and 2012, and is included in the laundry facilities management business.

Our laundry facilities management business has certain intrinsic characteristics in both its industry and its customer base, including the following:

*Revenue.* We operate as a laundry facilities management contractor under long-term leases and other arrangements with property owners or managers. Our efforts are designed to maintain these customer relationships over the long-term. Our typical leases have an initial average term of approximately seven years, with the potential to renew if mutually agreed upon by us and the owner or manager. Renewal of a lease usually involves renegotiated terms and new equipment. In each of the past five years, we have retained contracts representing approximately 96% of our equipment base per year.

*Customers.* As of March 1, 2013, we provided laundry equipment and related services to laundry rooms located in 44 states throughout the continental United States and the District of Columbia. For the year ended December 31, 2012, no customer accounted for more than 2% of our laundry facilities management revenue. We serve customers in multi-unit housing facilities, including apartment buildings, college and university residence halls, condominiums, public-housing complexes and hotels and motels.

*Seasonality.* We experience moderate seasonality as a result of our operations in the college and university market. Revenues derived from the college and university market represented approximately 15% of the laundry facilities management revenue for 2012. Academic facilities management revenue is derived substantially during the school year in the first, second and fourth calendar quarters. Conversely, during the third calendar quarter when most colleges and universities are not in session, the Company increases its operating and capital expenditures when it has its greatest product installation activities in the college market. We also experience moderate seasonality in the Southeast and Southwest markets due to their warmer climate. The peak occupancy in these markets occurs in the first quarter.

*Competition.* The laundry facilities management industry is highly competitive, capital intensive and requires the delivery of reliable and prompt services to customers. We believe that customers consider a number of factors in selecting a laundry facilities management contractor, such as customer service, reputation, facilities management rent rates (including incentives), advance rents, range of products and services, and technology. We believe that different types of customers assign varied weight to each of these factors and that no one factor alone determines a customer's selection of a laundry facilities management contractor. Within any given geographic area, we may compete with local independent operators, regional and multi-regional operators. The industry is highly fragmented; consequently, we have grown by acquisitions, as well as through new equipment placement. We believe that we are the second largest laundry facilities management contractor in the Unites States.

*Impact of Occupancy Rates.* Our laundry facilities management revenue is affected by apartment and condominium occupancy rates. Occupancy rates in the multi-unit housing industry are affected by several factors. These factors include local economic conditions, local employment levels, local rental rates, household growth and composition, mortgage interest rates as they relate to first-time homebuyers, homeownership rates, the supply of apartments, and the absorption rate of new construction in specific markets. We are somewhat protected from revenue decreases caused by declining occupancy rates due to the variation of markets served, the various types of multi-unit housing facilities therein, and the percentage of revenue derived from colleges and universities. We monitor independent market research data regarding trends in occupancy rates in our markets to better understand laundry facilities revenue trends and variations.

*Suppliers.* We currently purchase a large majority of the equipment that we use in our laundry facilities management business from Whirlpool Corporation ("Whirlpool".) In addition, we derive a portion of our revenue from our position as a distributor of Whirlpool manufactured appliances. We have maintained a relationship with Whirlpool and its predecessor, Maytag Corporation, since 1927, and either party upon written notice may terminate these agreements. Our relationship with Whirlpool is governed by purchase and distribution agreements and a termination of, or substantial revision of the terms of, the contractual arrangements or business relationships with Whirlpool could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

### *Commercial Laundry Equipment Sales Business*

Through our commercial laundry equipment sales business, we are a distributor for several commercial laundry equipment manufacturers, primarily Whirlpool. We do not manufacture any of the commercial laundry equipment that we sell. As an equipment distributor, we sell commercial laundry equipment to public retail laundromats, as well as to the multi-unit housing industry. In addition, we sell commercial laundry equipment directly to institutional purchasers, such as hotels, for use in their own on-premise laundry facilities. We are certified by the manufacturers to service the commercial laundry equipment that we sell. Installation and repair services are provided on an occurrence basis, not on a contractual basis. Related revenue is recognized at the time the installation service, or other service, is provided to the customer. For each of the years ended December 31, 2011 and 2012, our commercial laundry equipment sales business accounted for approximately 5% and 4% of our total revenue, respectively.

## Employee Base

As of February 9, 2013, the Company employed 814 full-time employees. No employee is covered by a collective bargaining agreement and the Company believes that its relationship with its employees is good.

## Operating Characteristics

We maintain a corporate staff as well as centralized Finance, Human Resources, Legal services, Information Technology, Marketing, Compliance, and Customer Service departments. Regionally, we maintain service centers and warehouses staffed by local management, service technicians, collectors, and warehouse personnel.

### Backlog

Due to the nature of our laundry facilities management business, backlogs do not exist. There is no significant backlog of orders in our commercial laundry equipment sales business.

### Contact Information

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the Securities and Exchange Commission, or "SEC." Our reports filed with the SEC are available at the SEC's website at www.sec.gov and are available free of charge at the Investor Relations section of the Company's website at www.macgray.com as soon as reasonably practicable after filing with the SEC. The information contained on our website is not included as a part of, or incorporated by reference into, this annual report on Form 10-K.

Our corporate offices are located at 404 Wyman Street, Suite 400, Waltham, Massachusetts, 02451-1212. Our telephone number is (781) 487-7600, our fax number is (781) 487-7601, and our email address for investor relations is ir@macgray.com.

### Item 1A. Risk Factors

This annual report on Form 10-K contains statements, some of which are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of our future results of operations or financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would," or similar words. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control. These risks, uncertainties, and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Some of the factors that might cause these differences are as follows:

**If we are unable to establish new laundry facility management leases, renew our existing laundry facility management leases or retain relationships with our customers who are not subject to leases, our business, results of operations, cash flows and financial condition could be adversely affected.**

Our laundry facilities management business, which provided 96% of our total revenue from continuing operations for the year ended December 31, 2012, is highly dependent upon the renewal of leases with property owners and property management companies. Approximately 83% of our leases have a weighted average remaining life of five years. In the next seven years, 8% to 10% of our laundry room leases are up for renewal each year. We have traditionally relied upon exclusive, long-term leases with our customers, as well as frequent customer interaction and an emphasis on customer service, to assure continuity of financial and operating results. We cannot guarantee that in the future we will be able to establish long-term leases with new customers or renew existing long-term leases as they expire on favorable terms, or at all.

Failure by us to continue to establish long-term leases with new customers, or to successfully renew existing long-term leases as they expire, could have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, approximately 11% of our equipment is not subject to leases, or customers have the right to terminate their lease with us at their option. Failure to retain these customers could have a material adverse effect on our business, results of operations, cash flows and financial condition.

**We face strong competition in the outsourced laundry facilities management industry.**

The outsourced laundry facilities management industry is highly competitive, and we compete for long-term leases, both locally and nationally, with property owners and other operators in the industry. We compete based on customer service, reputation, facilities management rent rates, incentive payments, and a range of products and services. Smaller local and regional operators typically have long-standing relationships with property owners and managers in their specific geographic market. As such, we may have difficulty penetrating such markets, as property owners and managers may be resistant to terminating such long-standing relationships. We also compete with property owners, as there is no guarantee that property owners will continue to outsource their laundry facilities management to operators. There is one competitor in the United States, Coinmach Corporation, with a larger installed equipment base than us. Competition in the industry may make it more difficult and more expensive to consummate acquisitions in the future and to maintain and expand our installed equipment base. In addition, some of our competitors may have less indebtedness than we do, and therefore more of their cash is potentially available for business purposes other than debt service. We cannot assure you that our results of operations, cash flows or financial condition will not be materially and adversely affected by competition, or that we will be able to maintain our profitability if the competitive environment changes.

**If we are unable to continue our relationships with Whirlpool Corporation and other equipment suppliers our revenues could be reduced, and our ability to meet customer requirements could be materially and adversely affected.**

We purchase a large majority of the equipment that we use in our laundry facilities management business from Whirlpool. In addition, we derive a portion of our commercial laundry equipment sales revenue from our position as a distributor of Whirlpool commercial laundry products. Our relationship with Whirlpool is governed by purchase and distribution agreements and a termination of, or substantial revision of the terms of, the contractual arrangements or business relationships with Whirlpool could have a material adverse effect on the Company's business, results of operations, financial condition and prospects. We cannot assure you that Whirlpool will continue its relationship with us. If Whirlpool terminates its relationship with us, our results of operations, cash flows and financial condition could be materially and adversely affected, and further, we may be unable to replace our relationship with Whirlpool with a comparable manufacturer on favorable terms, or at all.

**A decrease in multi-unit housing sector occupancy rates in the markets in which we conduct business could adversely affect our laundry facilities management revenue.**

Our laundry facilities management revenue from our operation of card- and coin-operated laundry equipment, particularly in the multi-unit housing sector, depends partially upon the level of tenant occupancy. The number of apartments occupied in an apartment building with a vended laundry facility directly affects our revenue. Extended periods of reduced occupancy in our clients' buildings could adversely affect our operations. The level of occupancy can be adversely affected by many market and general economic conditions, all of which are beyond our control, including:

- inflation, economic recessions, and increases in the unemployment rate;
- increases in foreclosure rates among multi-housing units;
- mortgage interest rates as they apply to first-time homebuyers;
- oversupply of apartments;
- conversion of apartment units to condominiums with in-unit laundry hookups: and
- discretionary spending.

**Our cash flows may not be sufficient to finance the significant capital expenditures required to replace equipment, implement new technology, or make incentive payments to property managers.**

We must continue to make capital expenditures in order to maintain and replace our installed equipment base and implement new technology in our equipment. We must also make incentive payments to some property managers in order to secure new laundry leases and renew existing laundry leases. We cannot assure you that our resources or cash flows will be sufficient to finance anticipated capital expenditures and incentive payments. To the extent that available resources are insufficient to fund our capital needs, we may need to raise additional funds through public or private financings or curtail certain expenditures. These financings may not be available on favorable terms, or at all, and, in the case of equity financings, could result in dilution to stockholders. If we cannot maintain or replace our equipment as required or implement new technologies, our results of operations, cash flows and financial condition could be materially and adversely affected.

**If we are unable to comply with our debt service requirements under existing or future indebtedness, our indebtedness could become payable immediately.**

Our current financing agreements require us to meet certain financial and other covenants. If we are unable to meet those requirements, our indebtedness could become immediately due and payable. If our debt were accelerated we would need to refinance or restructure our debt agreement as our current cash flow would be inadequate to retire our debt, which we may not be able to consummate on commercially reasonable terms, or at all.

**If we are unable to access capital on acceptable financial terms, our ability to consummate acquisitions will be limited.**

The success of our long-term growth strategy is partially dependent upon our ability to identify, finance and consummate acquisitions on acceptable financial terms. Access to capital is subject to the following risks:

- if we are unable to generate sufficient cash for acquisitions from existing operations, we will not be able to consummate acquisitions unless we are able to obtain additional capital through external financings, which we may not be able to consummate on commercially reasonable terms, or at all;
- funding future acquisitions through debt financings would result in additional leverage;
- the agreements governing our indebtedness include significant limitations on our ability to borrow money for acquisitions and other purposes and, as a result, we may not be able to take advantage of acquisition opportunities;
- use of common stock as acquisition consideration may result in dilution to stockholders; and
- if our common stock does not maintain a sufficient valuation or if potential acquisition candidates are unwilling to accept shares of our common stock, then we would be required to increase our use of cash resources or other consideration to consummate acquisitions.

**Acquisitions carry risks that could adversely affect our business.**

We have engaged in the past, and intend to engage in the future, in acquisitions to continue the expansion of our laundry facilities management business.

Any future acquisitions could involve numerous risks, including:

- potential disruption of our ongoing business and distraction of management;
- difficulty integrating the operations of the acquired businesses;
- unanticipated expenses related to equipment, maintenance and technology integration;
- exposure to unknown liabilities, including litigation against the companies that we may acquire;
- additional costs due to entering new geographic locations;
- potential loss of key employees or customers of the acquired businesses;
- the inability to achieve anticipated synergies or increase the revenue and profit of the acquired business; and
- the expenditure of a disproportionate amount of money and time integrating acquired businesses, particularly operations located in new geographic regions and operations involving new lines of business.

We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions, which could adversely affect our business, results of operations and financial condition.

**Our system of internal control over financial reporting may not be adequate and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.**

Section 404 of the Sarbanes-Oxley Act of 2002 requires a reporting company such as ours to, among other things, annually assess its internal control over financial reporting, and evaluate and disclose changes in its internal control over financial reporting quarterly. If we are not able to achieve and maintain adequate compliance, or our independent auditors are not able to certify as to the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our system of internal control and the hiring of additional personnel. Any such action could adversely affect our results of operations and financial condition.

**Inability to protect our trademarks and other proprietary rights could adversely impact our competitive position.**

We rely on patents, copyrights, trademarks, trade secrets, confidentiality provisions, and employee and third party non-disclosure and non-solicitation agreements to establish and protect our intellectual property and proprietary rights. We cannot be certain that steps we have taken to protect our intellectual property and proprietary rights will be adequate or that third parties will not infringe or misappropriate any of our intellectual property or proprietary rights. While we have periodically made filings with the U.S. Patent and Trademark Office, we have traditionally relied upon the protections afforded by contract rights and common law ownership rights, and we cannot assure you that these contract rights and common law ownership rights will adequately protect our intellectual property and proprietary rights. Any infringement or misappropriation of our intellectual property and proprietary rights could damage their value and could have a material adverse effect on our business, results of operations and financial condition. We may have to engage in litigation to protect our rights to our intellectual property and proprietary rights, which could result in significant litigation expenses and require a significant amount of management's time.

We own or license several registered and unregistered trademarks, including Mac-Gray®, Web®, Hof™, Automatic Laundry Company™, Intelligent Laundry®, LaundryView®, LaundryLinx™, PrecisionWash™, TechLinx™, VentSnake™, LaundryAudit™, e-issues™, Change Point® , The Campus Clothes Line®, Digital Laundry is here. ®, Life Just Got Easier®, and The Laundry Room Experts® that we use in the marketing and sale of our products. However, the degree of protection that these trademarks afford us is unknown and these trademarks may expire or be terminated. In the event that someone infringes on or misappropriates our trademarks, the brand images and reputation that we have developed could be damaged, which could have a material adverse effect on our business, results of operations and financial condition.

**We face risks relative to our information technology**

Our continued ability to market our technology as a differential is contingent on our ability to protect our technology from interference or disruption by third parties. Interference with our technology could affect our ability to record transactions and collect revenue. Our ability to continue to differentiate ourselves may be limited if our competitors develop technology similar to ours.

**We are dependent on key personnel, and the loss of any of our key personnel could have a material adverse effect on our business, results of operations and financial condition.**

Our continued success will depend largely on the efforts and abilities of our executive officers, management teams and other key employees. The loss of any of these officers or other key employees could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers, which could have a material adverse effect on our business, results of operations and financial condition.

**Our financial results have been and could further be negatively impacted by impairments of goodwill or other intangible assets required by the application of existing or future accounting policies or interpretations of existing accounting policies.**

The Company assesses goodwill for impairment at least annually and whenever events or circumstances indicate that the carrying amount of the goodwill may be impaired. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and the Company's market capitalization relative to its book value. The Company evaluated its goodwill for impairment as of December 31, 2012 and determined there was no impairment. The goodwill impairment review consists of a two-step process of first assessing the fair value and comparing the fair value to the carrying value. If this fair value exceeds the carrying value, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value, we would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Any such impairment loss would be recognized in the Company's results of operations in the period the impairment loss arose. Any charge could have a significant negative effect on our reported earnings. In addition, our financial results could be negatively impacted by the application of existing and future accounting policies or interpretations of existing accounting policies.

**We face risks associated with environmental regulation.**

Our businesses and operations are subject to federal, state and local environmental laws and regulations, including those governing the discharge of pollutants, the handling, generation, storage and disposal of hazardous materials, substances, and wastes and the cleanup of contaminated sites. In connection with current or historical operations by us or at our sites, we could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, and third-party claims for property damage or personal injury, as a result of violations of, or liabilities under, environmental laws and regulations. While we are not aware of any existing or potential environmental claims against us we cannot guarantee you that we will not in the future incur liability or other costs under environmental laws and regulations that could have a material adverse effect on our business or financial condition.

**A small group of stockholders own a substantial percentage of our common stock, and their interests could be in conflict with yours.**

As of December 31, 2012, our directors, executive officers, and certain of our stockholders related to such persons and their affiliates beneficially owned in the aggregate approximately 31.2% of the outstanding shares of our common stock (See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters" below). This percentage ownership does not include options to purchase 1,506,841 shares of our common stock held by some of these persons, which options were exercisable at, or within 60 days subsequent to, December 31, 2012. If all of these options had been exercised as of December 31, 2012, then these stockholders and their affiliates would have beneficially owned 37.7% of the outstanding shares of our common stock. Additionally, we are party to a stockholders' agreement with some of these stockholders that gives them rights of first offer to purchase shares of our common stock offered for sale by another stockholder party thereto (See Item 13, "Certain Relationships and Related Transactions" below). As a result of this concentration in ownership, should these stockholders act together, they have the ability to influence the outcome of the election of directors and all other matters requiring approval by stockholders. Circumstances may arise in which the interests of these stockholders could be in conflict with the interests of other stockholders.

**Provisions in our charter and bylaws, Delaware law, and shareholder rights plan could have the effect of discouraging takeovers.**

Specific provisions of our charter and bylaws, as described below and in Footnote 12 to the Consolidated Financial Statements, sections of the corporate law of Delaware, our shareholder rights plan, and powers of our Board of Directors may discourage takeover attempts not first approved by the Board of Directors, including takeovers which some stockholders may deem to be in their best interests. The shareholder rights plan described below could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, us or a large block of our common stock without the support of our Board of Directors. These provisions and powers of the Board of Directors could delay or prevent the removal of incumbent directors or the assumption of control by stockholders, even if the particular removal or assumption of control would be beneficial to stockholders. These provisions and powers of the Board of Directors could also discourage or make more difficult a merger, tender offer or proxy contest, even if these events would be beneficial, in the short term, to the interests of some shareholders. The anti-takeover provisions and powers of the Board of Directors include, among other things:

- the ability of our Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms of such preferred stock;
- a classified Board of Directors serving staggered three-year terms;
- the elimination of stockholder voting by written consent;
- the absence of cumulative voting for directors;
- the removal of directors only for cause;
- the vesting of exclusive authority in our Board of Directors to determine the size of the Board of Directors and, subject to the rights of holders of any series of preferred stock, if issued, to fill vacancies thereon;
- the vesting of exclusive authority in our Board of Directors, except as otherwise required by law, to call special meetings of stockholders;
- advance notice requirements for stockholder proposals and nominations for election to the Board of Directors;
- ownership restrictions, under the corporate law of Delaware, with limited exceptions, upon acquirers including their affiliates and associates of 15% or more of its common stock; and
- our adoption of a shareholder rights plan providing for the issuance of rights that will cause substantial dilution to a person or group of persons that acquires 15% or more of the common shares unless the rights are redeemed.

## Item 1B. Unresolved SEC Staff Comments.

None.

## Item 2. Properties.

Mac-Gray leases approximately 32,000 square feet in Waltham, Massachusetts that it uses as its corporate headquarters and which houses the Company's administrative and central services. At December 31, 2012, Mac-Gray leased the regional facilities listed below, which are largely operated as sales and service facilities, although limited administrative functions are also performed at many of them. Mac-Gray also leases storage facilities at various locations.

| Location | Approximate Square Footage | Expiration Date |
| --- | --- | --- |
| Albany, New York | 1,500 | 7/2014 |
| Albuquerque, New Mexico | 6,600 | 8/2015 |
| Buda, Texas | 7,000 | 7/2015 |
| Carlstadt, New Jersey | 17,094 | 5/2015 |
| Charlotte, North Carolina | 10,640 | 6/2018 |
| Cheekatowaga, New York | 10,000 | 9/2015 |
| Chesapeake, Virginia | 6,430 | 7/2013 |
| College Station, Texas | 1,250 | 12/2013 |
| Denver, Colorado | 21,688 | 9/2017 |
| East Hartford, Connecticut | 14,900 | 5/2013 |
| El Paso, Texas | 6,250 | 3/2017 |
| Eugene, Oregon | 2,500 | 12/2016 |
| Euless, Texas | 10,000 | 4/2013 |
| Grand Junction, Colorado | 3,575 | 5/2015 |
| Gurnee, Illinois | 12,000 | 7/2016 |
| Hollywood, Florida | 16,494 | 9/2015 |
| Houston, Texas | 10,687 | 11/2017 |
| Jessup, Maryland | 20,070 | 9/2019 |
| Lake City, Florida | 1,125 | 11/2013 |
| Lithia Springs, Georgia | 10,675 | 2/2016 |
| Lynnwood, Washington | 17,467 | 6/2019 |
| Madison, Tennessee | 17,625 | 4/2017 |
| Mansfield, Massachusetts | 2,000 | 5/2016 |
| Memphis, Tennessee | 11,250 | 10/2014 |
| Metairie, Louisiana | 4,000 | 4/2014 |
| Oklahoma City, Oklahoma | 2,250 | 12/2013 |
| Orlando, Florida | 2,100 | 12/2013 |
| Pelham, Alabama | 9,000 | 4/2013 |
| Phoenix, Arizona | 25,920 | 8/2015 |
| Portland, Oregon | 10,000 | 5/2016 |
| Riverview, Florida | 17,518 | 4/2017 |
| Salt Lake City, Utah | 6,675 | 6/2013 |
| Syracuse, New York | 12,112 | 10/2018 |
| Tucson, Arizona | 6,265 | 4/2014 |
| Waltham, Massachusetts | 32,000 | 11/2015 |
| Westbrook, Maine | 5,625 | 4/2017 |
| Woburn, Massachusetts | 40,000 | 2/2016 |

All properties are utilized for the laundry facilities management business and, in some locations, commercial laundry equipment sales business.

We believe that our properties are generally well maintained and in good condition. We believe that our properties are adequate for present needs and that suitable additional or replacement space will be available as required.

## Item 3. Legal Proceedings

From time to time, we are a party to litigation arising in the ordinary course of business. There can be no assurance that our insurance coverage will be adequate to cover any liabilities resulting from such litigation. In the opinion of management, any liability that we might incur upon the resolution of currently pending litigation will not, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our business and operations are subject to federal, state and local environmental laws and regulations, including those governing the discharge of pollutants, the handling, generation, disposal and storage of hazardous materials and wastes, and the cleanup of contaminated sites. In connection with current or historical operations by us or at our sites, we could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, and third-party claims for property damage or personal injury, as a result of violations of, or liabilities under, environmental laws and regulations. We believe that our operations are in material compliance with applicable environmental laws and regulations.

## Item 4. Mine Safety Disclosures

Not applicable.

# PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol "TUC."

The following table sets forth the high and low sales prices for our common stock on the NYSE for the periods indicated.

| | December 31, 2011 | | December 31, 2012 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 16.55 | $ 14.01 | $ 15.40 | $ 13.00 |
| Second Quarter | $ 16.98 | $ 14.09 | $ 15.40 | $ 11.58 |
| Third Quarter | $ 15.74 | $ 11.29 | $ 14.70 | $ 12.60 |
| Fourth Quarter | $ 15.00 | $ 11.87 | $ 13.88 | $ 10.69 |

As of March 4, 2013 there were 106 shareholders of record of our common stock.

On February 5, 2010, our Board of Directors approved the initiation of a quarterly dividend policy for our common stock. We had not previously paid dividends on any of our shares of capital stock. On January 17, 2012, our Board of Directors approved an increase to the quarterly dividend policy to $0.0605 per share ($0.242 per share on an annualized basis). We declared quarterly dividends of $0.0605 per share which were paid on March 29, 2012, June 29, 2012, September 28, 2012 and December 31, 2012 to stockholders of record on March 15, 2012, June 15, 2012, September 17, 2012 and December 17, 2012, respectively.

On February 25, 2013, the Company's Board of Directors approved a 45% increase in the quarterly dividend to $0.0875 per share ($0.35 per share on an annualized basis). The Board declared a dividend of $0.0875 per share payable on April 1, 2013 to stockholders of record at the close of business on March 15, 2013.

For information related to our stock option plans and employee stock purchase plans, see Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" below.

## Item 6. Selected Financial Data (Dollars in thousands, except per share data)

Set forth below are selected historical financial data as of the dates and for the periods indicated. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Mac-Gray and the notes thereto included elsewhere in this report.

| | 2008 [1] | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|
| Statement of Income Data: | | | | | |
| Revenue from continuing operations | $ 327,229 | $ 325,924 | $ 320,011 | $ 322,028 | $ 322,119 |
| Cost of revenue | 271,681 | 270,832 | 267,259 | 266,800 | 269,400 |
| Gross Margin | 55,548 | 55,092 | 52,752 | 55,228 | 52,719 |
| Operating expenses: | | | | | |
| General and administration | 18,341 | 17,819 | 18,628 | 20,310 | 20,150 |
| Sales and marketing | 14,970 | 14,249 | 14,185 | 13,211 | 11,397 |
| Depreciation and amortization | 777 | 724 | 657 | 765 | 834 |
| Incremental costs of proxy contests | - | 971 | 235 | 269 | 377 |
| Gain on sale of assets, net | (69) | (648) | (262) | (200) | (168) |
| Total operating expenses | 34,019 | 33,115 | 33,443 | 34,355 | 32,590 |
| Operating income from continuing operations | 21,529 | 21,977 | 19,309 | 20,873 | 20,129 |
| Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs | 23,246 | 19,658 | 14,304 | 13,481 | 9,068 |
| Loss on early extinguishment of debt | 207 | - | - | 1,894 | 3,762 |
| Income (loss) from continuing operations before income tax expense | (1,924) | 2,319 | 5,005 | 5,498 | 7,299 |
| Income tax expense (benefit) | (758) | 1,278 | 2,176 | 2,222 | 2,989 |
| Income (loss) from continuing operations, net | (1,166) | 1,041 | 2,829 | 3,276 | 4,310 |
| Income from discontinued operations, net | 1,707 | 1,074 | 44 | - | - |
| Loss from disposal of discontinued operation, net of tax of $384 | - | - | (294) | - | - |
| Net income | $ 541 | $ 2,115 | $ 2,579 | $ 3,276 | $ 4,310 |
| Earnings (loss) per share – basic - continuing operations | $ (0.09) | $ 0.08 | $ 0.21 | $ 0.23 | $ 0.30 |
| Earnings (loss) per share – diluted - continuing operations | $ (0.09) | $ 0.07 | $ 0.20 | $ 0.22 | $ 0.29 |
| Earnings (loss) per share – basic - discontinued operations | $ 0.13 | $ 0.08 | $ (0.02) | $ - | $ - |
| Earnings (loss) per share – diluted - discontinued operations | $ 0.13 | $ 0.08 | $ (0.02) | $ - | $ - |
| Earnings per share – basic | $ 0.04 | $ 0.16 | $ 0.19 | $ 0.23 | $ 0.30 |
| Earnings per share – diluted | $ 0.04 | $ 0.15 | $ 0.18 | $ 0.22 | $ 0.29 |
| Weighted average common shares outstanding – basic | 13,346 | 13,529 | 13,797 | 14,234 | 14,423 |
| Weighted average common shares outstanding – diluted | 13,346 | 13,940 | 14,379 | 14,976 | 15,084 |
| Cash dividend per common share | $ - | $ - | $ 0.20 | $ 0.22 | $ 0.242 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 [1] | 2009 | 2010 | 2011 | 2012 |
| Other Financial Data: | | | | | |
| EBITDA from continuing operations [2] | $ 67,456 | $ 71,860 | $ 67,433 | $ 63,644 | $ 59,933 |
| EBITDA from continuing operations, as adjusted [2] | $ 69,467 | $ 71,535 | $ 66,214 | $ 65,177 | $ 63,522 |
| Depreciation and amortization | $ 47,938 | $ 48,990 | $ 46,670 | $ 44,001 | $ 43,013 |
| Amortization of deferred financing costs | $ 837 | $ 876 | $ 876 | $ 836 | $ 446 |
| Capital expenditures [3] | $ 24,313 | $ 21,341 | $ 26,580 | $ 27,523 | $ 29,628 |
| Cash flows provided by operating activities from continuing operations | $ 55,735 | $ 60,720 | $ 54,080 | $ 53,519 | $ 47,629 |
| Cash flows used in investing activites from continuing operations | $ (130,111) | $ (20,074) | $ (25,973) | $ (27,240) | $ (29,355) |
| Cash flows provided by (used in) financing activities from continuing operations | $ 79,887 | $ (37,883) | $ (36,673) | $ (25,411) | $ (17,827) |
| Balance Sheet Data (at end of period): | | | | | |
| Working capital from continuing operations | $ (2,203) | $ (11,038) | $ (18,689) | $ (19,762) | $ (12,926) |
| Long-term debt and capital lease obligations, including current portion | $ 301,292 | $ 263,868 | $ 225,936 | $ 202,828 | $ 192,170 |
| Long-term debt and capital lease obligations, net of current portion | $ 295,821 | $ 258,325 | $ 221,425 | $ 198,638 | $ 190,969 |
| Total assets | $ 490,004 | $ 464,276 | $ 424,083 | $ 409,699 | $ 401,409 |
| Stockholders' equity | $ 97,964 | $ 104,535 | $ 108,051 | $ 113,814 | $ 117,287 |

[1] Includes the results of operations of the western and southern region laundry facilities management assets acquired on April 1, 2008 from Automatic Laundry Company, Ltd. for approximately $116,000.

[2] EBITDA from continuing operations is defined as income from continuing operations before income tax expense, depreciation and amortization expense and interest expense. EBITDA from continuing operations, as adjusted is EBITDA from continuing operations further adjusted to exclude the items described in the table above. We have excluded these items because we believe they are not reflective of our ongoing operating performance. EBITDA from continuing operations and EBIDTA from continuing operations, as adjusted are included in this report because they are a basis upon which our management and Board of Directors assess our operating performance. EBITDA from continuing operations and EBITDA from continuing operations, as adjusted are not measures of our liquidity or financial performance under GAAP and should not be considered as alternatives to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity. The use of EBITDA from continuing operations and EBITDA from continuing operations, as adjusted instead of net income has limitations as an analytical tool, including the exclusion of interest expense and depreciation and amortization expense, which represent significant and unavoidable operating costs given the level of indebtedness and the capital expenditures needed to maintain our business. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA from continuing operations and EBITDA from continuing operations, as adjusted only supplementally. Our management believes EBITDA from continuing operations and EBITDA from continuing operations, as adjusted are useful to investors because they help enable investors to evaluate our business in the same manner as our management and because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage. Our measures of EBITDA from continuing operations and EBITDA from continuing operations, as adjusted are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

[3] Excludes $1,774, $1,628, $2,421, $414, and $1,106 in 2008, 2009, 2010, 2011 and 2012, respectively, of various assets acquired under capital lease agreements that are used in the operation of the Company.

The following is a reconciliation of income (loss) from continuing operations to EBITDA from continuing operations and EBITDA from continuing operations, as adjusted:

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 [1] | 2009 | 2010 | 2011 | 2012 |
| Income (loss) from continuing operations, net | $ (1,166) | $ 1,041 | $ 2,829 | $ 3,276 | $ 4,310 |
| Income (loss) from discontinued operations, net | 1,707 | 1,074 | (250) [9] | - | - |
| Net income | $ 541 | $ 2,115 | $ 2,579 | $ 3,276 | $ 4,310 |
| | | | | | |
| Net income (loss) from continuing operations | $ (1,166) | $ 1,041 | $ 2,829 | $ 3,276 | $ 4,310 |
| Add: | | | | | |
| Income tax expense (benefit) | (758) | 1,278 | 2,176 | 2,222 | 2,989 |
| Cost of revenue depreciation and amortization expense | 47,161 | 48,266 | 46,013 | 43,236 | 42,179 |
| Operating expense depreciation and amortization expense | 777 | 724 | 657 | 765 | 834 |
| Amortization of deferred financing costs | 837 | 876 | 876 | 836 | 446 |
| Interest expense, net [2] | 20,605 | 19,675 | 14,882 | 13,309 | 9,175 |
| EBITDA from continuing operations [3] | 67,456 | 71,860 | 67,433 | 63,644 | 59,933 |
| Add (Subtract): | | | | | |
| Gain on sale of certain assets, net | – | (403) [8] | – | – | – |
| Unrealized (gain) loss related to change in fair value of non-hedged interest rate derivative instruments [4] | 1,804 | (893) | (1,454) | (664) | (553) |
| Loss related to change in fair value of fuel commodity derivative instruments [5] | – | – | – | 34 | 3 |
| Loss on early extinguishment of debt [6] | 207 | – | – | 1,894 | 3,762 |
| Incremental costs of proxy contest [7] | – | 971 | 235 | 269 | 377 |
| EBITDA from continuing operations , as adjusted [3] | $ 69,467 | $ 71,535 | $ 66,214 | $ 65,177 | $ 63,522 |

1 Includes the results of operations of the western and southern region laundry facilities management assets acquired on April 1, 2008 from Automatic Laundry Company, Ltd. for approximately $116,000.

2 Interest expense, net, does not include change in fair value of non-hedged derivative instruments or amortization of deferred financing costs.

3 EBITDA from continuing operations is defined as income from continuing operations before income tax expense, depreciation and amortization expense and interest expense. EBITDA from continuing operations, as adjusted is EBITDA from continuing operations further adjusted to exclude the items described in the table above. We have excluded these items because we believe they are not reflective of our ongoing operating performance. EBITDA from continuing operations and EBIDTA from continuing operations, as adjusted are included in this report because they are a basis upon which our management and Board of Directors assess our operating performance. EBITDA from continuing operations and EBITDA from continuing operations, as adjusted are not measures of our liquidity or financial performance under GAAP and should not be considered as alternatives to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity. The use of EBITDA from continuing operations and EBITDA from continuing operations, as adjusted instead of net income has limitations as an analytical tool, including the exclusion of interest expense and depreciation and amortization expense, which represent significant and unavoidable operating costs given the level of indebtedness and the capital expenditures needed to maintain our business. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA from continuing operations and EBITDA from continuing operations, as adjusted only supplementally. Our management believes EBITDA from continuing operations and EBITDA from continuing operations, as

adjusted are useful to investors because they help enable investors to evaluate our business in the same manner as our management and because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage. Our measures of EBITDA from continuing operations and EBITDA from continuing operations, as adjusted are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

[4] The (gain) loss related to derivative instruments is the consequence of interest rate swaps which do not qualify for hedge accounting treatment. For interest rate swaps that do qualify as hedged instruments, changes in fair value are recorded in Other Comprehensive Income and not in the income statement. Including the fluctuation in the fair value of the derivative instruments in the reconciliation of net income as reported to net income as adjusted allows for a more consistent comparison of the operating results of the Company. The fair value of the derivatives is ultimately zero at the time of settlement provided that the Company holds the contract through the date of maturity. Thus, over the life of the derivative instruments the net impact of the unrealized gain or loss to the Company's operating results will ultimately be zero as any income or loss recorded in prior periods will be offset in subsequent periods if the contract is held to its maturity date. However the Company will be impacted by the realized settlements of the derivative instruments on a quarterly basis.

[5] Represents the un-realized loss on change in fair value of fuel commodity derivatives which do not qualify for hedge accounting treatment

[6] The losses on early extinguishment of debt in 2008 resulted from a refinancing of our senior credit facility in 2008 and the loss on early extinguishment of debt in 2011 resulted from a partial early redemption of our senior notes and is not related to the performance of the Company's business. Each of the losses reflects only the unamortized cost of the prior bank financing which had been allocated to banks which did not participate in the replacement financing agreement as well as the premium paid to redeem a portion of our senior notes and a portion of the unamortized costs associated with entering into the senior notes in 2005.

[7] Represents additional costs incurred for legal advice and proxy solicitation in response to proxy contests relating to the Company's 2009, 2010, 2011, and 2012 annual meetings.

[8] Represents a pretax gain recognized in connection with the sale of a facility in Tampa, Florida on January 2, 2009.

[9] Includes loss from disposal of discontinued operations of $294, net of tax.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations. (Dollars in thousands)

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto presented elsewhere in this report.

This report contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect our current views about future events and financial performance. Investors should not rely on forward-looking statements because they are subject to a variety of factors that could cause actual results to differ materially from our expectations. Factors that could cause, or contribute to such differences include, without limitation, the factors described under Item 1A "Risk Factors."

Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations or financial condition. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. We assume no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

### Overview

Mac-Gray was founded in 1927 and re-incorporated in Delaware in 1997. We derive our revenue principally as a laundry facilities management contractor for the multi-unit housing industry. We also derive revenue through the sales of commercial laundry equipment primarily to public retail laundromats, as well as to the multi-unit housing industry. In addition, we sell commercial laundry equipment directly to institutional purchasers such as hotels, for use in their own on-premise laundry facilities. Our core business model is built on a stable demand for laundry services, combined with long-term leases, strong customer relationships, a broad customer base and predictable capital needs. For the years ended December 31, 2011 and 2012, our total revenue was $322,028 and $322,119, respectively. Approximately 95% and 96% of our total revenue for the years ended December 31, 2011 and 2012, respectively, was generated by our laundry facilities management business. We generate laundry facilities management revenue primarily through long-term leases with property owners or property management companies granting us the exclusive right to install and maintain laundry equipment in common area laundry rooms within their properties, in exchange for a negotiated portion of the revenue we collect. As of December 31, 2012, approximately 83% of our installed equipment base was located in laundry facilities subject to long-term leases, with a weighted average remaining term of approximately five years. Our capital costs are typically incurred in connection with new or renewed leases, and include investments in laundry equipment and card- and coin-operated systems, incentive payments to property owners or property management companies and/or expenses to refurbish laundry facilities. Our capital expenditures consist of a large number of relatively small amounts associated with our entry into or renewal of leases. Accordingly, our capital needs are predictable and largely within our control. For the years ended December 31, 2011 and 2012, we incurred $27,523 and $29,628 of capital expenditures, respectively. In addition, we make incentive payments to property owners and property management companies to secure our lease arrangements. We paid $3,607 and $4,622 in incentive payments in the years ended December 31, 2011 and 2012, respectively.

In addition, through our commercial laundry equipment sales business, we generate revenue by selling commercial laundry equipment. Our commercial laundry equipment sales business accounted for approximately 5% and 4% of our total revenue, and 5% and 4% of our gross margin for the years ended December 31, 2011 and 2012, respectively. We anticipate that current economic conditions will continue to challenge our ability to maintain or grow our revenue from laundry equipment sales.

Our financial objective is to maintain and enhance profitability by retaining existing customers, adding customers in areas in which we currently operate, selectively expanding our geographic footprint and density through acquisitions, and controlling costs. One of the key challenges we face is maintaining and expanding our customer base in a competitive industry. We experience competition from other industry participants, including national, regional and local laundry facilities management operators and from property owners and property management companies who self-operate their laundry facilities. We devote substantial resources to our marketing and sales efforts and we focus on continued innovation in order to distinguish us from competitors. Apartment vacancy rates, particularly in the types of properties in which we are most active, pose an additional challenge. We have seen an improvement in these rates and we expect them to have less of an impact than in prior years on our laundry facilities management business in 2013. However, we expect that the potential benefit of improved occupancy rates may be offset by the current pressure on discretionary spending which we believe is currently altering many industries, including laundering habits, resulting in lower utilization rates of our equipment in some markets.

The majority of our revenue is derived from long-term contracts, which allow the Company to maintain consistent revenue levels in spite of the vagaries of the economy in any given year. Approximately 8% to 10% of our laundry room leases are up for renewal each year. While we are successful in renewing the majority of our contracts, there are contracts we chose not to renew due to anticipated unacceptable profit margins, (including some acquired contracts that did not meet our performance criteria.) We also lose business to property owners who choose to self-operate, and to a lesser degree to our competitors. Over the past five calendar years, we have been able to retain, on average, approximately 96% of our total installed equipment base each year. Gross additions to our equipment base for each of the years ended December 31, 2011 and 2012 through internally generated growth was approximately 3%. Our additions, net of lost business, were approximately-1% for the year ended December 31, 2011 and approximately -2% for the year ended December 31, 2012.

In 2010, we entered into an interest rate swap agreement to manage the interest rate risk associated with our debt. This swap agreement included an associated call feature that allows the counterparty to terminate this agreement at their option. On July 22, 2011 the counterparty exercised their right to terminate this agreement effective August 21, 2011. The Company received proceeds from this termination in the amount of $2,542. This amount is reflected in the operating section of the Consolidated Statements of Cash Flows.

On February 5, 2010, the Company sold its MicroFridge® (Intirion Corporation) business to Danby Products. The transaction was valued at approximately $11,500. Danby Products paid $8,500 in cash, and assumed existing liabilities and financial obligations of MicroFridge totaling approximately $3,000. Our discontinued operations are related solely to the sale of MicroFridge® (Intirion Corporation). Concurrent with this transaction, we paid $8,000 on our Secured Term Loan.

On October 21, 2011, the Company redeemed $50,000 of its senior notes by utilizing $51,271 of availability under its revolving credit facility. On March 30, 2012, the Company redeemed the remaining $100,000 of its senior notes by utilizing $103,495 of availability under the 2012 Credit Agreement ( as hereinafter defined). The redemption price for the notes was 102.542%. Under the terms of the 2012 Credit Agreement, the Company will pay an interest rate of LIBOR plus a spread of between 1.75% and 2.75.

On December 21, 2011, the Company's Board of Directors approved a share repurchase program authorizing the Company purchase up to an aggregate of $2,000 of its common stock. The Company repurchased 133,333 shares during the first quarter of 2012 under the plan for a total cash outlay of $2,000, thereby completing the repurchase program.

On February 29, 2012, the Company entered into an Amended and Restated Senior Secured Credit Agreement ("2012 Credit Agreement") with a lending syndicate, including Bank of America, N.A., as Administrative Agent and Collateral Agent , Wells Fargo Bank, National Association, as Syndication Agent, and RBS Citizens, N.A. and TD Banknorth, NA, as Co-Documentation Agents. For further information regarding the 2012 Credit Agreement, see "Financing Activities" below.

On February 25, 2013, the Company's Board of Directors approved an increase to the Company's quarterly dividend to $0.0875 per share ($0.35 per share on an annualized basis).

**Results of Operations (Dollars in thousands, except per share data)**

The information presented below for the years ended December 31, 2011 and 2012 is derived from our consolidated financial statements and related notes included in this report.

***Revenue from continuing operations***

| | 2011 | 2012 | Increase (Decrease) | % Change |
|---|---|---|---|---|
| Laundry facilities management revenue | $306,919 | $308,033 | $1,114 | 0% |
| Commercial laundry equipment sales | 15,109 | 14,086 | (1,023) | -7% |
| Total revenue from continuing operations | $322,028 | $322,119 | $91 | 0% |

**Fiscal year ended December 31, 2012 compared to fiscal year ended December 31, 2011**

Total revenue increased by $91, or less than 1%, to $322,119 for the year ended December 31, 2012 compared to $322,028 for the year ended December 31, 2011.

*Laundry facilities management revenue.* Laundry facilities management revenue increased by $1,114, or less than 1%, to $308,033 for the year ended December 31, 2012 compared to $306,919 for the year ended December 31, 2011. The slight increase in revenue reflects the cumulative impact of our vend price management initiatives, equipment usage, and less general economic uncertainty implied by the decline in consumer spending. We expect that these factors are likely to continue to influence revenue in the near term. We expect that the improving apartment occupancy rates will mitigate some of the negative factors which are restricting revenue growth; however, industry data shows that the occupancy rates in the type of multi-family apartments in which we operate are improving at a slower rate than the premium type properties where we do not have a large presence. We continue to analyze economic trends in connection with expense controls and to optimize our capital spending.

*Commercial laundry equipment sales revenue.* Revenue in the commercial laundry equipment sales business decreased $1,023, or 7%, to $14,086 for the year ended December 31, 2012 compared to $15,109 for the year ended December 31, 2011. Sales in the commercial laundry equipment sales business are sensitive to the strength of the local economy, the availability and cost of financing to small businesses, consumer confidence, and local permitting and therefore, tend to fluctuate significantly from period to period.

***Cost of revenue***

| | 2011 | 2012 | Increase (Decrease) | % Change |
|---|---|---|---|---|
| Cost of laundry facilities management revenue | $211,363 | $215,471 | $4,108 | 2% |
| Depreciation and amortization related to operations | 43,236 | 42,179 | (1,057) | -2% |
| Cost of commercial laundry equipment sales | 12,201 | 11,750 | (451) | -4% |
| Total cost of revenue | $266,800 | $269,400 | $2,600 | 1% |

*Cost of laundry facilities management revenue.* Cost of laundry facilities management revenue includes rent paid to customers as well as costs associated with installing and servicing machines, costs of collecting, counting, and depositing facilities management revenue, and cost of delivering and servicing rented laundry facilities management equipment. Cost of laundry facilities management revenue increased $4,108, or 2%, to $215,471 for the year ended December 31, 2012, as compared to $211,363 for the year ended December 31, 2011. As a percentage of facilities management revenue, cost of facilities management revenue was 70% for the year ended December 31, 2012 as compared to 69% for the year ended December 31, 2011. Facilities management rent as a percentage of facilities management revenue was 49.0% and 48.9% for the years ended December 31, 2012 and 2011, respectively. Facilities management rent can be affected by new and renewed laundry leases, lease portfolios acquired and by other factors such as the amount of incentive payments paid in connection with the lease agreements and laundry room betterments invested in new or renewed laundry leases. As we vary the amount invested in a facility, the facilities management rent as a function of facilities management revenue can vary. Incentive payments and laundry room betterments are amortized over the life of the related lease. Other costs of laundry facilities management revenue increased by $3,087, or 5%, to $64,387 for year ended December 31, 2012 compared to $61,300 for the year ended December 31, 2011. The increase in these costs for the year ended December 31, 2012 compared to the year ended December 31, 2011 is attributable to an increase in benefits related costs, primarily health care, the cost of fuel and fleet maintenance as well as increased credit card fees.

*Depreciation and amortization related to operations.* Depreciation and amortization related to operations decreased by $1,057, or 2%, to $42,179 for the year ended December 31, 2012 as compared to $43,236 for the year ended December 31, 2011. The decrease in depreciation and amortization for the year ended December 31, 2012 as compared to the same period in 2011 is primarily attributable to the fact that a portion of our assets we acquired through business acquisitions is now fully depreciated as well as our decision, in the past two years, to closely manage capital investments in the light of the uncertain economy. We have begun to increase our capital spending and expect depreciation expense to continue to increase going forward.

*Cost of commercial laundry equipment sales.* Cost of commercial laundry equipment sales consists primarily of the cost of laundry equipment and parts and supplies sold, as well as salaries, warehousing and distribution expenses. Cost of commercial laundry equipment sales decreased by $451, or 4%, to $11,750 for the year ended December 31, 2012 as compared to $12,201 for the year ended December 31, 2011. As a percentage of sales, cost of commercial laundry equipment sales was 83% for the year ended December 31, 2012 compared to 81% in 2011. The gross margin in the commercial laundry equipment sales business unit decreased to 17% for the year ended December 31, 2012 as compared to 19% for the same period in 2011. The change in gross margin from period to period is primarily a function of pricing competition and the mix of products sold. We expect that competitive pricing will continue to exert pressure on gross margins.

***Operating expenses***

*General and administration, sales and marketing, related depreciation and amortization, and incremental proxy costs.* General and administration, sales and marketing, related depreciation and amortization, and incremental proxy costs decreased by $1,797, or 5%, to $32,758 for the year ended December 31, 2012 as compared to $34,555 for the year ended December 31, 2011. General and administration, and sales and marketing expenses include corporate personnel related expenses as well as corporate professional fees and liability insurance. As a percentage of total revenue, these expenses were 10% and 11% for the years ended December 31, 2012 and 2011, respectively. The decrease in expenses for the year ended December 31, 2012 as compared to December 31, 2011 is primarily attributable to decreases in labor costs, advertising costs, and operating amortization expense resulting from the redemption of our senior notes partially offset by an increase in health care costs as well as legal fees of approximately $2,300 relating to a dispute that was concluded in the first quarter of 2012.

*Gain on sale of assets.* Gain on sale of assets includes the gain from the sale of vehicles and other non-inventory assets in the ordinary course of business.

***Operating income from continuing operations***

Operating income from continuing operations decreased by $744, or 4%, to $20,129 for the year ended December 31, 2012 as compared to $20,873 for the year ended December 31, 2011. This decrease is due primarily to the effects of the discussion above.

***Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs***

Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs, decreased by $4,413, or 33%, to $9,068 for the year ended December 31, 2012 as compared to $13,481 for the year ended December 31, 2011. The decrease is primarily attributable to interest savings as a result of retiring our 7.625% fixed rate senior notes by utilizing our 2012 Credit Agreement at lower interest rates as well as a decrease in our funded debt balance. Interest expense, excluding change in fair value of non-hedged derivative instruments and amortization of deferred financing costs, decreased by $4,134, or 31%, to $9,175 for the year ended December 31, 2012 from $13,309 for the year ended December 31, 2011. Interest expense, excluding the change in fair value of non-hedged derivative instruments and amortization of deferred financing costs, includes interest paid or (received) in connection with our derivative instruments. This amounted to $1,808 and $288 for the years ended December 31, 2012 and 2011, respectively. Our average effective borrowing rate was 3.8%and 6.1% for the years ended December 31, 2012 and 2011, respectively.

Interest expense associated with our long term debt is comprised of the following:

| | 2011 | 2012 |
|---|---|---|
| Interest expense | $ 13,309 | $ 9,175 |
| Change in the fair value of non-hedged derivative instruments | (664) | (553) |
| Amortization of deferred financing costs | 836 | 446 |
| Interest expense, including the change in the fair value of non-hedged derivative instruments and amortization of deferred financing costs | $ 13,481 | $ 9,068 |

During the first quarter of 2012, as a result of entering into the 2012 Credit Agreement, we no longer qualified for hedge accounting treatment on our interest rate swap agreement. Accordingly, the amount included in Accumulated Other Comprehensive Loss at the time hedge accounting was lost is being reclassified as an earnings charge through the maturity date of the derivative. This charge to interest expense, when combined with an interest rate swap agreement that previously lost hedge accounting treatment, amounted to $1,148 for the year ended December 31, 2012. The remaining balance of $210 associated with these interest rate swap agreements and included in Accumulated Other Comprehensive Loss will be charged to interest expense through the maturity date of the interest rate swap agreements on April 1, 2013.

***Loss on early extinguishment of debt***

Loss on early extinguishment of debt amounted to $3,762 for the year ended December 31, 2012 and includes the premium of $2,542 we incurred for the early redemption of our senior unsecured notes and $1,087 of unamortized deferred financing costs associated with the redemption. We also wrote off $133 of unamortized deferred financing costs associated with our 2008 credit facility.

***Income tax expense***

Income tax expense increased by $767, or 35%, to $2,989 for the year ended December 31, 2012 compared to an expense of $2,222 for the year ended December 31, 2011. The increase is primarily the result of increased income before income tax expense in 2012 compared to 2011 as well as an increase in the effective tax rate. The effective tax rate for 2012 is 41.0% as compared to 40.4% for 2011. The increase in the effective tax rate in 2012 compared to 2011 is primarily the result of a reduction of the deferred state tax rate in 2011 which reduced the effective rate for 2011.

***Income from continuing operations, net***

As a result of the foregoing, income from continuing operations, net, increased by $1,034 to $4,310 for the year ended December 31, 2012 as compared to $3,276 for the year ended December 31, 2011. Income from continuing operations, net, as adjusted for the items in the table below, increased by $2,239 to $6,429 for the year ended December 31, 2012 as compared to $4,190 for the year ended December 31, 2011.

A reconciliation of income from continuing operations, net, as reported to income from continuing operations, net, as adjusted is provided below:

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2012 | |
| | | Diluted EPS | | Diluted EPS |
| Net income, as reported | $ 3,276 | $ 0.22 | $ 4,310 | $ 0.29 |
| Income from continuing operations before income tax expense, as reported | $ 5,498 | $ 0.37 | $ 7,299 | $ 0.48 |
| Unrealized gain related to change in fair value of non-hedged interest rate derivative instruments[1] | (664) | $ (0.04) | (553) | $ (0.04) |
| Unrealized loss related to change in fair value of fuel commodity derivative[2] | 34 | $ - | 3 | $ - |
| Loss on early extinguishment of debt | 1,894 | $ 0.13 | 3,762 | $ 0.25 |
| Incremental costs of proxy contests [3] | 269 | $ 0.02 | 377 | $ 0.02 |
| Income from continuing operations before income tax expense, as adjusted | 7,031 | $ 0.47 | 10,888 | $ 0.72 |
| Income tax expense, as adjusted | 2,841 | $ 0.19 | 4,459 | $ 0.30 |
| Income from continuing operations, net, as adjusted | $ 4,190 | $ 0.28 | $ 6,429 | $ 0.43 |

(1) Represents the unrealized gain on change in fair value of interest rate protection contracts, which do not qualify for hedge accounting treatment. For interest rate swaps that do qualify as hedged instruments, changes in mark to market are recorded in Other Comprehensive Income and not in the income statement. Including the fluctuation in the fair value of the derivative instruments in the reconciliation of net income as reported to net income as adjusted allows for a more consistent comparison of the operating results of the Company.

(2) Represents the un-realized loss on change in fair value of fuel commodity derivatives which do not qualify for hedge accounting treatment

(3) Represents additional costs incurred for legal advice and proxy solicitation relating to proxy contests in connection with our 2011 and 2012 annual meetings.

To supplement the Company's consolidated financial statements presented on a generally accepted accounting principles (GAAP) basis, management has used a non-GAAP measure of net income. Management believes presentation of this measure is appropriate to enhance an overall understanding of our historical financial performance and future prospects. Income from continuing operations, net, as adjusted which is adjusted to exclude certain gains and losses from the comparable GAAP income from continuing operations, net is an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the primary indicators management uses as a basis for evaluating the Company's financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with GAAP.

**Fiscal year ended December 31, 2011 compared to fiscal year ended December 31, 2010**

The information presented below for the years ended December 31, 2010 and 2011 is derived from our consolidated financial statements and related notes included in this report.

On February 5, 2010, we sold our MicroFridge ® (Intirion Corporation) business to Danby Products. The following discussion excludes the financial results from discontinued operations unless otherwise noted.

***Revenue from continuing operations***

| | 2010 | 2011 | Increase (Decrease) | % Change |
|---|---|---|---|---|
| Laundry facilities management revenue | $304,040 | $306,919 | $2,879 | 1% |
| Commercial laundry equipment sales | 15,971 | 15,109 | (862) | -5% |
| Total revenue from continuing operations | $320,011 | $322,028 | $2,017 | 1% |

Total revenue increased by $2,017 or 1%, to $322,028 for the year ended December 31, 2011 compared to $320,011 for the year ended December 31, 2010.

*Laundry facilities management revenue.* Laundry facilities management revenue increased by $2,879, or 1%, to $306,919 for the year ended December 31, 2011 compared to $304,040 for the year ended December 31, 2010. The increase in revenue is attributable to our vend increase program, our ability to add new contracts partially offsetting lost or non-renewed contracts and a decrease in vacancy rates in some markets. While we have begun to see some decrease in vacancy rates, we expect vacancy rates above the historical norm to continue to have a negative impact, but to a lesser extent than in prior years, on our laundry facilities management business in 2012. We track the change in revenue month-over-month and quarter-over-quarter in our markets to better understand the revenue trend for our multi-family housing customers. This analysis is used to enable us to respond to changing trends in different geographic markets and to enable us to better allocate capital spending.

*Commercial laundry equipment sales revenue.* Revenue in the commercial laundry equipment sales business decreased $862, or 5%, to $15,109 for the year ended December 31, 2011 compared to $15,971 for the year ended December 31, 2010. Sales in the commercial laundry equipment sales business are sensitive to the strength of the local economy, consumer confidence, local permitting, and the availability and cost of financing to small businesses, and therefore, tend to fluctuate from period to period. We anticipate that tight credit markets for our customers will continue to challenge our ability to maintain or grow our revenue from laundry equipment sales in 2012.

***Cost of revenue***

| | 2010 | 2011 | Increase (Decrease) | % Change |
|---|---|---|---|---|
| Cost of laundry facilities management revenue | $208,141 | $211,363 | $3,222 | 2% |
| Depreciation and amortization related to | 46,013 | 43,236 | (2,777) | -6% |
| Cost of commercial laundry equipment sales | 13,105 | 12,201 | (904) | -7% |
| Total cost of revenue | $267,259 | $266,800 | ($459) | 0% |

*Cost of laundry facilities management revenue.* Cost of laundry facilities management revenue includes rent paid to customers as well as costs associated with installing and servicing machines, costs of collecting, counting, and depositing facilities management revenue, and cost of delivering and servicing rented laundry facilities management equipment. Cost of laundry facilities management revenue increased $3,222, or 2%, to $211,363 for the year ended December 31, 2011, as compared to $208,141 for the year ended December 31, 2010. The increase is due primarily to increased rent paid to customers as a result of higher revenues as well as higher transportation costs and branch operating expenses. As a percentage of facilities management revenue, cost of facilities management revenue was 69% for the year ended December 31, 2011 as compared to 68% for the year ended December 31, 2010. Facilities management rent as a percentage of facilities management revenue was 48.9% and 49.5% for the years ended December 31, 2011 and 2010, respectively. Facilities management rent can be affected by new and renewed laundry leases, lease portfolios acquired and by other factors such as the amount of incentive payments paid in connection with the lease agreements and laundry room betterments invested in new or renewed laundry leases. As we vary the amount invested in a facility, the facilities management rent as a function of facilities management revenue can vary. Incentive payments and laundry room betterments are amortized over the life of the related lease.

*Depreciation and amortization related to operations.* Depreciation and amortization related to operations decreased by $2,777, or 6%, to $43,236 for the year ended December 31, 2011 as compared to $46,013 for the year ended December 31, 2010. The decrease in depreciation and amortization for the year ended December 31, 2011 as compared to the same period in 2010 is primarily attributable to the fact that we limited our capital spending in the last two years. The recent economic environment has resulted in fewer opportunities to invest capital at acceptable rates of return. The rental market has begun to improve and we anticipate an increased level of capital expenditures in the future.

*Cost of commercial laundry equipment sales.* Cost of commercial laundry equipment sales consists primarily of the cost of laundry equipment and parts and supplies sold, as well as salaries, warehousing and distribution expenses. Cost of commercial laundry equipment sales decreased by $904, or 7%, to $12,201 for the year ended December 31, 2011 as compared to $13,105 for the year ended December 31, 2010. As a percentage of sales, cost of commercial laundry equipment sales was 81% for the year ended December 31, 2011 compared to 82% in 2010. The gross margin in the commercial laundry equipment sales business unit increased to 19% for the year ended December 31, 2011 as compared to 18% for the same period in 2010. The change in gross margin from period to period is primarily a function of the mix of products sold.

***Operating expenses***

*General and administration, sales and marketing, related depreciation and amortization, and incremental proxy costs.* General and administration, sales and marketing, related depreciation and amortization, and incremental proxy costs increased by $850, or 3%, to $34,555 for the year ended December 31, 2011 as compared to $33,705 for the year ended December 31, 2010. General and administration, and sales and marketing expenses include corporate personnel related expenses as well as corporate professional fees and liability insurance. As a percentage of total revenue, these expenses were 11% for the years ended December 31, 2011 and 2010. The increase in expenses for the year ended December 31, 2011 as compared to December 31, 2010 is primarily attributable to legal fees of approximately $1,700 related to a specific legal matter. We anticipate that during the first quarter of 2012 we will incur additional legal fees of approximately $2,000 related to this matter.

*Gain on sale of assets.* Gain on sale of assets includes the gain from the sale of vehicles and other non-inventory assets in the ordinary course of business.

***Operating income from continuing operations***

Operating income from continuing operations increased by $1,564, or 8%, to $20,873 for the year ended December 31, 2011 as compared to $19,309 for the year ended December 31, 2010. This increase is due primarily to the effects of the discussion above.

***Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs***

Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs, decreased by $823, or 6%, to $13,481 for the year ended December 31, 2011 as compared to $14,304 for the year ended December 31, 2010. The decrease is due to lower outstanding debt balances attributable to operations generating free cash flow, and the redemption of $50,000 of our senior notes utilizing proceeds from our 2008 credit facility which has lower rates. This savings was partially offset by the termination of one of our interest rate derivative instruments by the counter party which had been favorable as well as a smaller unrealized gain on interest rate protection contracts which do not qualify for hedge accounting. Interest expense, excluding change in fair value of non-hedged derivative instruments and amortization of deferred financing costs decreased by $1,573 to $13,309 for the year ended December 31, 2011 from $14,882 for the year ended December 31, 2010. Our average effective interest rates are not significantly affected by fluctuations in the market as a significant amount of our debt have fixed rates through our derivative instruments. Further, our senior notes have a fixed rate of 7.625%. Our average effective borrowing rate was 6.1% for the years ended December 31, 2011 and 2010.

Interest expense associated with our long term debt is comprised of the following:

| | 2010 | 2011 |
|---|---|---|
| Interest expense | $ 14,882 | $ 13,309 |
| Change in the fair value of non-hedged derivative instruments | (1,454) | (664) |
| Amortization of deferred financing costs | 876 | 836 |
| Interest expense, including the change in the fair value of non-hedged derivative instruments and amortization of deferred financing costs | $ 14,304 | $ 13,481 |

One of our interest rate Swap Agreements (as hereinafter defined) qualifies as a cash flow hedge while the others do not. The changes in the fair value of the interest rate Swap Agreements that do not qualify for hedge accounting treatment are recognized in the income statement in the period in which the changes occur. The effective portion of the interest rate Swap Agreement that qualifies for hedge accounting is included in Other Comprehensive Loss in the period in which change occurs, while the ineffective portion, if any, is recognized in income in the period in which the change occurs.

During the first quarter of 2010 the Company no longer qualified for hedge accounting treatment for one of its interest rate swap agreements. Accordingly, the amount included in Accumulated Other Comprehensive Loss at the time hedge accounting no longer qualified, will be reclassified as a charge against earnings through the maturity date of the derivative. This charge amounted to $448 and $1,261 for the years ended December 31, 2011 and 2010, respectively. The remaining balance of $152 associated with this interest rate swap, and included in Accumulated Other Comprehensive Loss, will be charged against income through the maturity date of the interest rate swap agreement on April 1, 2013.

***Loss on early extinguishment of debt***

Loss on early extinguishment of debt amounted to $1,894 for the year ended December 31, 2011 and includes the premium of $1,271 we incurred for the early redemption of $50,000 of our senior unsecured notes and $623 of unamortized deferred financing costs associated with the portion of our senior notes that were redeemed.

*Income tax expense*

Income tax expense increased by $46, or 2%, to $2,222 for the year ended December 31, 2011 compared to an expense of $2,176 for the year ended December 31, 2010. The increase is primarily the result of increased income before income tax expense in 2011 compared to 2010 as well as a decrease in the effective tax rate. The effective tax rate for 2011 is 40.4% as compared to 43.4% for 2010. The reduction of the effective tax rate in 2011 compared to 2010 is primarily the result of a change in the deferred state tax rate.

*Income from continuing operations, net*

As a result of the foregoing, income from continuing operations, net, increased by $447 to $3,276 for the year ended December 31, 2011 as compared to $2,829 for the year ended December 31, 2010. Income from continuing operations, net, as adjusted for the items in the table below, increased by $2,050 to $4,190 for the year ended December 31, 2011 as compared to $2,140 for the year ended December 31, 2010.

A reconciliation of income from continuing operations, net, as reported to income from continuing operations, net, as adjusted is provided below:

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2011 | |
| | | Diluted EPS | | Diluted EPS |
| Income from continuing operations, net, as reported | $ 2,829 | $ 0.20 | $ 3,276 | $ 0.22 |
| Loss from discontinued operations, net, as reported | (250) | (0.02) | - | - |
| Net income, as reported | $ 2,579 | $ 0.18 | $ 3,276 | $ 0.22 |
| Income from continuing operations before income tax expense, as reported | $ 5,005 | $ 0.35 | $ 5,498 | $ 0.37 |
| Unrealized gain related to change in fair value of non-hedged interest ratederivative instruments[1] | (1,454) | $ (0.10) | (664) | $ (0.04) |
| Unrealized loss related to change in fair value of fuel commodity derivative[2] | - | $ - | 34 | $ - |
| Loss on early extinguishment of debt | - | $ - | 1,894 | $ 0.13 |
| Incremental costs of proxy contests [3] | 235 | $ 0.02 | 269 | $ 0.02 |
| Income from continuing operations before income tax expense, as adjusted | 3,786 | $ 0.26 | 7,031 | $ 0.47 |
| Income tax expense, as adjusted | 1,646 | $ 0.11 | 2,841 | $ 0.19 |
| Income from continuing operations, net, as adjusted | $ 2,140 | $ 0.15 | $ 4,190 | $ 0.28 |

(1) Represents the unrealized gain on change in fair value of interest rate protection contracts, which do not qualify for hedge accounting treatment. For interest rate swaps that do qualify as hedged instruments, changes in mark to market are recorded in Other Comprehensive Income and not in the income statement. Including the fluctuation in the fair value of the derivative instruments in the reconciliation of net income as reported to net income as adjusted allows for a more consistent comparison of the operating results of the Company.

(2) Represents the un-realized loss on change in fair value of fuel commodity derivatives which do not qualify for hedge accounting treatment

(3) Represents additional costs incurred for legal advice and proxy solicitation relating to proxy contests in connection with our 2010 and 2011 annual meetings.

To supplement the Company's consolidated financial statements presented on a generally accepted accounting principles (GAAP) basis, management has used a non-GAAP measure of net income. Management believes presentation of this measure is appropriate to enhance an overall understanding of our historical financial performance and future prospects. Income from continuing operations, net, as adjusted, which is adjusted to exclude certain gains and losses from the comparable GAAP income from continuing operations, net is an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the primary indicators management uses as a basis for evaluating the Company's financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with GAAP.

***Income from Discontinued Operations, net***

Income from discontinued operations, net, excluding the loss on disposal of $294, was $44 for the year ended December 31, 2010. Revenue from the discontinued operation was $2,200 for the year ended December 31, 2010.

**Liquidity and Capital Resources (Dollars in thousands)**

We believe that we can satisfy our working capital requirements and funding of capital needs with internally generated cash flows and, as necessary, borrowings under our revolving loan facility described below. Capital requirements and contract incentive payments for the year ending December 31, 2013, are currently expected to be between $36,000 and $39,000. Included in the capital requirements that we expect to be able to fund during 2013 are purchases of new laundry equipment, laundry room betterments, and contract incentives incurred in connection with new customer leases and the renewal of existing leases.

We historically have not needed sources of financing other than our internally generated cash flow and our revolving credit facilities to fund our working capital, capital expenditures and smaller acquisitions. As a result, we anticipate that our cash flow from operations and revolving credit facilities will be sufficient to meet our anticipated cash requirements for at least the next twelve months.

From time to time, we consider potential acquisitions. We believe that any future acquisitions of significant size would likely require us to obtain additional debt or equity financing. In the past, we have been able to obtain such financing for other material transactions on terms that we believed to be reasonable. However, the availability of such funds depends in large measure on credit and capital markets and other factors outside our control. It is possible that we may not be able to obtain acquisition financing on reasonable terms, or at all, in the future.

Our current long-term liquidity needs are principally the repayment of the outstanding principal amounts of our long-term indebtedness, including borrowings under our senior credit facility. We are unable to project with certainty whether our long-term cash flow from operations will be sufficient to repay our long-term debt when it comes due. We anticipate that we will need to refinance some portion of our indebtedness or otherwise amend its terms when it reaches maturity. We cannot make any assurances that such financing would be available on reasonable terms, if at all.

**Operating Activities**

For the years ended December 31, 2010, 2011 and 2012, cash flows provided by operating activities from continuing operations were $53,786, $53,519, and $47,629, respectively. Cash flows from operations consist primarily of facilities management revenue and equipment sales, offset by the cost of facilities management revenues, cost of product sold, and selling, general and administration expenses. The most significant changes to cash flows in 2012 compared to 2011 were an increase in net income, a decrease in depreciation and amortization expense, the proceeds received from the termination of a derivative instrument in 2011, an increase in prepaid facilities management rent and other assets and a decrease in accounts payable, accrued facilities management rent, accrued expenses and other liabilities. The decrease in depreciation and amortization expense is primarily attributable to the fact that a portion of the assets we acquired through business acquisitions are now fully depreciated as well as efforts to reduce our level of capital spending in the last two years in response to unfavorable market conditions. The increase in prepaid facilities management rent and other assets is primarily attributable to an increase in incentive payments to customers. The decrease in accounts payable, accrued facilities management rent, accrued expenses and other liabilities is primarily attributable to a decrease in accrued interest expense due to the redemption of our senior notes which were paid semi-annually as well as a decrease in our derivative instrument liability.

**Investing Activities**

For the years ended December 31, 2010, 2011 and 2012, cash flows used in investing activities from continuing operations were $17,699, $27,240, and $29,355, respectively. Capital expenditures for the years ended December 31, 2010, 2011, and 2012 were $26,580, $27,523, and $29,628, respectively, primarily for the acquisition of laundry equipment for new and renewed lease locations.

**Financing Activities**

For the years ended December 31, 2010, 2011 and 2012, cash flows used in financing activities from continuing operations were ($44,673), ($25,411), and($17,827), respectively. Cash flows used in financing activities consist primarily of the redemption of our senior notes, entry into the 2012 Credit Agreement, repurchase of common stock, and the payment of dividends.

On February 29, 2012, we entered into an Amended and Restated Senior Secured Credit Agreement. The 2012 Credit Agreement provides for borrowings up to $250,000 under a revolving credit facility (the "Revolver"). The 2012 Credit Agreement matures on February 28, 2017. The 2012 Credit Agreement also provides for Swingline Loans of up to $10,000 (the "Swingline Loans") and any Swingline Loans will reduce the borrowings available under the Revolver. Subject to certain terms and conditions, the 2012 Credit Agreement gives the Company the option to increase the Revolver or establish one or more new term loans, provided that the aggregate commitments under the 2012 Credit Agreement cannot exceed $350,000. The 2012 Credit Agreement is collateralized by a blanket lien on the assets of the Company and each of its subsidiaries as well as a pledge by the Company of all the capital stock of its subsidiaries. Outstanding indebtedness under the 2012 Credit Agreement bears interest at a fluctuating rate equal to (i) in the case of Eurodollar rate loans, the LIBOR rate plus an applicable percentage, ranging from 1.75% to 2.75% per annum (currently 2.50%), determined by reference to our consolidated total leverage ratio, and (ii) in the case of base rate loans and swingline loans, the higher of (a) the federal funds rate plus 0.50%, (b) the annual rate of interest announced by Bank of America, N.A. as its "prime rate," or (c) for each day, the floating rate of interest equal to LIBOR for a one month term quoted for such date (the highest of which is defined as the "Base Rate"), *plus*, in each case, an applicable percentage, ranging from 0.75% to 1.75% per annum(currently 1.50%), determined by reference to our consolidated total leverage ratio.

We pay a commitment fee equal to a percentage of the actual daily-unused portion of the Revolver under the 2012 Credit Agreement. This percentage is determined quarterly by reference to our consolidated total leverage ratio and ranges between 0.250% per annum and 0.500% per annum (currently 0.35%). For purposes of the calculation of the commitment fee, letters of credit are considered usage under the Revolver, but swingline loans are not considered usage under the Revolver.

The 2012 Credit Agreement includes certain financial and operational covenants, including restrictions on paying dividends and other distributions, making certain acquisitions and incurring indebtedness, and requires that we maintain certain financial ratios. The most significant financial ratios that we are required to maintain include a consolidated total leverage ratio of not greater than 3.75 to 1.00 (3.50 to 1.00 as of December 31, 2013 and thereafter) and a consolidated cash flow coverage ratio of not less than 1.20 to 1.00. We were in compliance with all financial covenants at December 31, 2012.

As of December 31, 2012, there was $189,745 outstanding under the Revolver and $1,380 in outstanding letters of credit. The available balance under the Revolver was $58,875 at December 31, 2012. The average interest rates on the borrowings outstanding under the prior credit agreement and the 2012 Credit Agreement at December 31, 2011 and 2012 were 4.31% and 3.69%, respectively, including the applicable spread paid to the banks and the effect of the interest rate swap agreements tied to the debt.

On August 16, 2005, the Company issued senior unsecured notes in the amount of $150,000 with the fixed interest rate of 7.625%. On October 21, 2011, the Company redeemed $50,000 of the senior notes by utilizing $51,271 of availability under its 2008 credit facility. The Company paid a premium of $1,271 as well as interest accrued through the date of redemption and wrote off unamortized deferred financing costs of $623 associated with this redemption. On March 30, 2012, the Company redeemed the remaining $100,000 of the senior notes by utilizing $103,495 of availability under the 2012 Credit Agreement and paying a premium of $2,542 as well as interest accrued through the date of redemption. The Company wrote off the remaining $1,087 of unamortized deferred financing costs associated with this redemption.

Capital lease obligations comprised primarily of the Company's fleet of vehicles, totaled $2,659 and $2,425 at December 31, 2011 and 2012, respectively.

Required payments under the Company's long-term debt and capital lease obligations are as follows:

| | Amount |
|---|---|
| 2013 | $ 1,201 |
| 2014 | 785 |
| 2015 | 274 |
| 2016 | 164 |
| 2017 | 189,746 |
| Thereafter | - |
| | $ 192,170 |

**Contractual Obligations**

A summary of our contractual obligations and commitments related to our outstanding long-term debt and future minimum lease payments related to our vehicle fleet, corporate headquarters and warehouse rent and minimum facilities management rent as of December 31, 2012 is as follows:

| Fiscal Year | Long-term debt | Interest on variable rate debt [1] | Facilities rent commitments | Capital lease commitments | Operating lease commitments | Total |
|---|---|---|---|---|---|---|
| 2013 | $ - | $ 7,002 | $ 14,839 | $ 1,201 | $ 3,349 | $ 26,391 |
| 2014 | - | 7,002 | 11,958 | 785 | 3,161 | $ 22,906 |
| 2015 | - | 7,002 | 9,006 | 274 | 2,789 | $ 19,071 |
| 2016 | - | 7,002 | 7,413 | 164 | 1,100 | $ 15,679 |
| 2017 | 189,745 | 1,165 | 5,594 | 1 | 655 | $ 197,160 |
| Thereafter | - | - | 12,646 | - | 547 | $ 13,193 |
| Total | $189,745 | $ 29,173 | $ 61,456 | $ 2,425 | $ 11,601 | $ 294,400 |

(1) Represents interest on the outstanding balance on our 2012 Credit Agreement. Our average interest rate was 3.69% at December 31, 2012.

## Off Balance Sheet Arrangements

At the years ended December 31, 2010, 2011 and 2012, we had no relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off balance sheet arrangements, or other contractually narrow or limited purposes.

## Seasonality

We experience moderate seasonality as a result of our operations in the college and university market. Revenues derived from the college and university market represented approximately 15% of our total laundry facilities management revenue in 2012. Academic facilities management and rental revenues are derived substantially during the school year in the first, second and fourth calendar quarters. Conversely, our operating and capital expenditures have historically been higher during the third calendar quarter when we install a large amount of equipment in the college market while colleges and universities are on summer break. We also experience moderate seasonality in the Southeast and Southwest markets due to their warmer climate. The peak occupancy in these markets occurs in the first quarter.

## Inflation

We do not believe that our financial performance has been materially affected by inflation.

## Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported. A critical accounting estimate is an assumption about highly uncertain matters and could have a material effect on the consolidated financial statements if another, also reasonable, amount was used or a change in the estimate is reasonably likely from period to period. We base our assumptions on historical experience and on other estimates that we believe are reasonable under the circumstances. Actual results could differ significantly from these estimates.

Our critical accounting policies, as described in Note 2 to the Mac-Gray consolidated financial statements included elsewhere in this report, "Significant Accounting Policies," state our policies as they relate to significant matters: cash and cash equivalents, revenue recognition, allowance for trade accounts receivable, inventories, goodwill and intangible assets, impairment of long-lived assets, financial instruments, fair value of financial instruments and uncertain tax positions.

*Cash and cash equivalents.* We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents is an estimate of cash not yet collected at period-end that remains at laundry facilities management locations. At December 31, 2012 and 2011, this totaled $10,307 and $10,361, respectively. We record the estimated cash not yet collected as cash and cash equivalents and facilities management revenue. We also record the estimated related facilities management rent expense. We calculate the estimated cash not yet collected at the end of a period by first identifying only those accounts that have had activity in the last ninety days of the period, since each account is collected at least once every ninety days. We calculate the average collection per day by account for the corresponding period one year prior. The prior year per day collection amount is multiplied by the number of days between the account's most recent collection prior to the end of the current period and the end of the current period. The corresponding period one year prior is used to allow for any seasonality at each account. The average collection per day since inception of the account is used for accounts acquired subsequent to the corresponding period in the prior year.

We have cash deposited with financial institutions in excess of the $250 insured limit of the Federal Deposit Insurance Corporation.

*Revenue recognition.* We recognize laundry facilities management revenue on the accrual basis. Rental revenue on commercial laundry equipment is recognized ratably over the related contractual period. We recognize revenue from commercial laundry equipment sales upon shipment of the products unless otherwise specified. Shipping and handling fees charged to customers are recognized upon shipment of the products and are included in revenue with related cost included in cost of sales.

*Allowance for trade accounts receivable.* On a regular basis, we review the adequacy of our allowance for trade accounts receivable based on historical collection results and current economic conditions, using factors based on the aging of our trade accounts receivable. In addition, we estimate specific additional allowances based on indications that a specific customer may be experiencing financial difficulties.

*Inventories.* Inventories are stated at the lower of cost (as determined using the average cost method) or market and primarily consist of finished goods. On a regular basis, we review the adequacy of our reserve based on historical experience, product knowledge and forecasted demand.

*Goodwill and intangible assets.* Intangible assets primarily consist of various non-compete agreements, goodwill and contract rights recorded in connection with acquisitions. The non-compete agreements are amortized using the straight-line method over the life of the agreements, which range from five to fifteen years. Contract rights are amortized using the straight-line method over fifteen or twenty years. The life assigned to acquired contracts is based on several factors, including: (i) the seller's renewal rate of the contract portfolio for the most recent years prior to the acquisition, (ii) the number of years the average contract has been in the seller's contract portfolio, (iii) the overall level of customer satisfaction within the contract portfolio, and (iv) our ability to maintain or exceed the level of customer satisfaction maintained by the seller prior to the acquisition by us. We are accounting for acquired contract rights on a pool-basis based on the fact that, in general, no single contract accounts for more than 2% of the revenue of any acquired portfolio and the fact that few of the contracts are predicted to be terminated, either prior to or at the end of the contract term. Based on our experience, we believe that these costs associated with various acquisitions are properly recognized and amortized over a reasonable length of time.

We test goodwill annually and as needed for impairment by reporting unit. The goodwill impairment review consists of a two-step process of first assessing the fair value and comparing to the carrying value. If fair value exceeds carrying value, no further analysis or goodwill impairment charge is required. If fair value is below carrying value, we would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Any such impairment loss would be recognized in the Company's results of operations in the period the impairment loss arose.

We also evaluate our trade names annually for impairment using the relief from royalty method. We estimate what it would cost to license the trade names based upon estimated future revenue, an estimated royalty rate, a capitalization rate and a discount rate which is subject to change from year to year. If the discounted present value of future tax effected royalty payments is less than the carrying value, the trade name would be written down to its implied fair value. Our evaluation in 2012 did not result in an impairment.

*Impairment of Long-Lived Assets.* We review long-lived assets, including fixed assets (primarily washing machines and dryers) and intangible assets with definite lives (primarily laundry facilities management contract rights ("contract rights")) for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Assets acquired in business combinations, which include contract rights, an amortizing intangible asset, and equipment are defined to be the asset group for which the portfolio of contracts was acquired. The contract rights were fair valued and recorded in purchase accounting on an aggregate basis for each market and are being amortized over 15 - 20 years. Triggering events that could indicate the carrying value of the contract rights intangible is not fully recoverable may include the loss of significant customers, adverse changes to volumes and/or profitability in specific markets and changes in the Company's business strategy that result in a significant reduction in cash flows generated in a specific market. Management also performs an annual assessment of the useful lives of the contract rights and accelerates amortization, if necessary. The results of this analysis may also indicate potential impairment triggering events. For contract rights the useful life assessment consists primarily of comparing the percent of revenue declines for acquired contracts in the market where the contract right was acquired to the percent of amortization recorded on the contract rights. A triggering event is deemed to have occurred if the revenues are declining at a rate in excess of the amortization rate. If a triggering event has occurred the recoverability of the carrying amount of the contract rights and fixed assets for that acquired asset group is calculated by comparing the carrying amount of the asset group to the projected future undiscounted cash flows from the operation and disposition of the assets, taking into consideration the remaining useful life of the assets, the length of the contract for that acquisition, as well as any expected renewals. If it is determined that the carrying value of the assets is not recoverable, the Company would write down the long-lived assets by the amount by which the carrying value exceeds fair value.

For the purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For our long-lived assets acquired in business combinations, the Company has determined the lowest level for which identifiable cash flows are largely independent is at the market level consistent with the approach used in purchase accounting. In particular, the contract rights intangible assets, which comprise thousands of individual contracts, are valued and recorded on an aggregate market basis at the time of acquisition, depreciated in the aggregate, and the recovery of these intangible assets is achieved through the collective cash flows of the market. The Company believes this approach will ensure any significant impairment that occurs is recognized in the appropriate period and that it is not practical to allocate individual contract intangible assets to each of the thousands of locations.

For assets associated with organic contracts, the Company performs its impairment assessment of the long-lived assets (principally laundry equipment) at the individual location level. An impairment test is performed when a triggering event has occurred with respect to individual locations. Triggering events are those events that could indicate the carrying value of the asset group is not fully recoverable and include changes in the current use of the equipment, environmental regulations and technological advancements. If a triggering event has occurred, the recoverability of the carrying amount of the fixed assets for that location is calculated by comparing to the projected future undiscounted cash flows of the assets, taking into consideration the remaining useful life of the assets, the length of the contract for that location, any expected renewals as well as giving consideration to whether or not those assets could be redeployed to another location. If it is determined that the carrying value of the assets is not recoverable, the Company would write down the assets by the amount by which the carrying value exceeds fair value.

*Financial instruments.* We account for derivative instruments on our balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the intended use of the derivative. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of December 31, 2012, our interest rate swap agreements were not designated as cash flow hedges. Accordingly, the change in fair value of the agreements are recognized in earnings immediately. Any amounts in Other Comprehensive Income from prior hedge accounting treatment is being reclassified as an earnings charge through the maturity date of the derivatives.

*Fair value of financial instruments.* For purposes of financial reporting, all financial instruments required to be recorded at fair value have been recorded as such at December 31, 2012 and 2011, based upon terms currently available to us in financial markets. The fair value of the Company's interest rate and fuel commodity swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

*Income Taxes.* We recognize deferred tax assets and liabilities for the expected future tax benefits or consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Judgment is required in determining the provision for income tax expense and related accruals, deferred tax assets and liabilities. These include establishing a valuation allowance related to the ability to realize certain deferred tax assets. To the extent future taxable income against which these assets may be applied is not sufficient, some portion or all of our recorded deferred tax assets would not be realizable. Accounting for uncertain tax positions also requires significant judgments, including estimating the amount, timing and likelihood of ultimate settlement. Although we believe that our estimates are reasonable, actual results could differ from these estimates. We use a more-likely-than-not measurement attribute for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements.

**New Accounting Pronouncements**

In December 2011, the FASB issued updated guidance that provides amendments for disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2013. Disclosures required by the amendments should be provided retrospectively for all comparative periods presented. The adoption of this guidance will not impact the Company's financial results.

In July 2012, the FASB issued updated guidance which simplifies how an entity is required to test indefinite lived-intangible assets for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived asset impairment test. Current guidance requires an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by first comparing the fair value of the indefinite-lived asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendment, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. The amendment includes a number of factors to be considered in conducting the qualitative assessment. The amendment is effective for annual and interim indefinite-lived intangible impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have a material impact on the Company's financial results.

No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to a variety of risks, including changes in interest rates on borrowings. In the normal course of business, we manage our exposure to these risks as described below. We do not engage in trading market-risk sensitive instruments for speculative purposes.

*Interest Rates –*

The table below provides information about our debt obligations that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair market value of long-term variable rate debt approximates book value at December 31, 2012.

| | December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Expected Maturity Date (In Thousands) | | | | | | |
| | **2012** | **2013** | **2014** | **2015** | **2016** | **Thereafter** | **Total** |
| Long-Term Debt: | | | | | | | |
| Variable rate ($US) | $ - | $ - | $ - | $ - | $ - | $189,745 | $ 189,745 |
| Average interest rate | - | - | - | - | - | 3.69% | 3.69% |

We have entered into standard International Swaps and Derivatives Association ("ISDA") interest rate swap agreements (the "Swap Agreements") to manage the interest rate risk associated with its debt. The Swap Agreements effectively convert a portion of our variable rate debt to a long-term fixed rate. Under these agreements we receive a variable rate of LIBOR plus a markup and pays a fixed rate.

We also entered into an interest rate swap agreement to manage the interest rate associated with its senior unsecured notes. This swap agreement effectively converted a portion ($100 million) of our fixed rate senior unsecured notes to a variable rate. Under this agreement the Company received the fixed rate of 7.625% and paid a variable rate of LIBOR plus the applicable margin charged by the banks. This interest rate swap agreement had an associated call feature that allowed the counterparty to terminate this agreement at their option. On July 22, 2011, the counterparty exercised their right to terminate this agreement effective August 21, 2011. The Company received proceeds from this termination in the amount of $2,542. This amount is reflected in the operating section of the Cash Flow Statement.

On September 23, 2011, we entered into a fuel commodity derivative to manage the fuel cost on our fleet of vehicles. The derivative was effective January 1, 2012 and expires December 31, 2012. The derivative has a monthly notional amount of 85 thousand gallons from January 1, 2012 through December 31, 2012 for a total notional amount of 1.02 million gallons. We have a put price of $3.205 per gallon and a strike price of $3.70 per gallon. On September 19, 2012 we entered into an additional fuel commodity derivative. The derivative is effective January 1, 2013 and expires December 31, 2013. The derivative has a monthly notional amount of 80 thousand gallons from January 1, 2013 through December 31, 2013 for a total notional amount of 960 thousand gallons. We have a put price of $3.26 per gallon and a strike price of $3.90 per gallon. We recognized a non-cash unrealized loss of $3 and $34 for the years ended December, 2012 and 2011, on these fuel commodity derivatives as a result of the change in the fair value.

The fair value of these interest rate derivatives are based on quoted prices for similar instruments from a commercial bank and are considered to be Level 2 items. The fuel commodity derivative is based on market assumptions and a quoted price from the counter party and is considered a Level 3 item.

During the first quarter of 2012, as a result of entering into the 2012 Credit Agreement, we no longer qualified for hedge accounting treatment on its interest rate swap agreement. Accordingly, the amount included in Accumulated Other Comprehensive Loss at the time hedge accounting was lost is being reclassified as an earnings charge through the maturity date of the derivative. This charge to interest expense, when combined with an interest rate swap agreement that previously lost hedge accounting treatment, amounted to $1,148 for the year ended December 31, 2012. The remaining balance of $210 associated with these interest rate swap agreements and included in Accumulated Other Comprehensive Loss will be charged to interest expense through the maturity date of the interest rate swap agreements on April 1, 2013.

The table below outlines the details of each remaining Swap Agreement:

| Date of Origin | Original Notional Amount | Fixed/ Amortizing | Notional Amount December 31, 2012 | Expiration Date | Fixed Rate |
|---|---|---|---|---|---|
| May 8, 2008 | $ 45,000 | Amortizing | $ 25,000 | Apr 1, 2013 | 3.78% |
| May 8, 2008 | $ 40,000 | Amortizing | $ 21,000 | Apr 1, 2013 | 3.78% |

In accordance with the interest rate Swap Agreements and on a quarterly basis, interest expense is calculated based on the floating 90-day LIBOR and the fixed rate. With regard to the Company's floating to fixed rate interest rate swap agreements, if interest expense, as calculated, is greater based on the 90-day LIBOR, the financial institution pays the difference to the Company. If interest expense, as calculated, is greater based on the fixed rate, the Company pays the difference to the financial institution. With regard to the Company's fixed to floating rate interest rate swap agreement, if interest expense, as calculated, is greater based on the 90-day LIBOR, the Company pays the difference to the financial institution. If interest expense, as calculated, is greater based on the fixed rate, the financial institution pays the difference to the Company.

Depending on fluctuations in the LIBOR, the Company's interest rate exposure and its related impact on interest expense and net cash flow may increase or decrease. The counterparty to the interest rate Swap Agreements exposes the Company to credit loss in the event of non-performance; however, nonperformance is not anticipated.

As of December 31, 2012, there was $189,745 outstanding under the Revolver and $1,380 in outstanding letters of credit. The available balance under the Revolver was $58,875 at December 31, 2012. The average interest rates on the borrowings outstanding under the prior credit agreement and the 2012 Credit Agreement at December 31, 2011 and 2012 were 4.31% and 3.69%, respectively, including the applicable spread paid to the banks and the effect of the interest rate swap agreements tied to the debt.

## Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are contained in pages F-1 through F-35 hereto.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures

*(a) Disclosure Controls and Procedures*

As of the end of the period covered by this report, an evaluation was carried out by our management, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2012 in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. On an on-going basis, we review and document our disclosure controls and procedures and our internal control over financial reporting and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15(d)-15(f) under the Exchange Act ) that occurred during the fourth quarter of our fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*(b) Management's Annual Report on Internal Control over Financial Reporting*

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2012 fiscal year, management conducted assessments of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on these assessments, management has determined that the Company's internal control over financial reporting as of December 31, 2012 was effective. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

The Company's internal control over financial reporting as of December 31, 2012 has been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing on page F-2, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of December 31, 2012.

*NYSE Annual CEO Certification.* On June 19, 2012, Stewart Gray MacDonald, Jr., Chief Executive Officer of the Company, submitted to the New York Stock Exchange (the "NYSE") the Annual CEO Certification required by Section 303A of the Corporate Governance Rules of the NYSE certifying that he was not aware of any violation by the Company of NYSE corporate governance listing standards.

*(c) Changes in Internal Control over Financial Reporting*

There were no material changes to management's internal control over financial reporting during the year ended December 31, 2012.

**Item 9B. Other Information**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

We will furnish to the SEC a definitive Proxy Statement with respect to our 2013 annual meeting of stockholders (the "Proxy Statement") no later than 120 days after the close of our fiscal year ended December 31, 2012. Certain information required by this Item 10 is incorporated herein by reference to the Proxy Statement.

### Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the Proxy Statement.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the Proxy Statement.

**Stock Option Plan Information and Employee Stock Purchase Plan Information**

The following tables provide information as of December 31, 2012 regarding shares of our common stock that may be issued under our equity compensation plans consisting of the 1997 Stock Option and Incentive Plan (the "1997 Plan"), the 2001 Employee Stock Purchase Plan (the "ESPP"), the 2005 Stock Option and Incentive Plan (the "2005 Plan") and the 2009 Stock Option and Incentive Plan (the "2009 Plan"). There are no equity compensation plans that have not been approved by our stockholders.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights [2] | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders (1) | 2,494,289 | $11.19 | 1,559,425 [3] |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 2,494,289 | $11.19 | 1,559,425 (3) |

(1) Represents outstanding options and restricted shares granted but not yet issued under the 1997 Plan, the 2005 Plan and the 2009 Plan. There are no options, warrants or rights outstanding under the ESPP (does not include the purchase rights accruing under the ESPP because the purchase price, and therefore the number of shares to be purchased, is not determinable until the end of the purchase period).

(2) Includes an aggregate of 99,015 shares underlying restricted stock units granted under the 2005 Plan and the 2009 Plan for which the performance criteria have not yet been established. Accordingly, for accounting purposes, such awards are not considered to be granted under ASC718.

(3) Includes 1,410,879 shares available for future issuance under the 2009 Plan, and 148,546 shares available for future issuance under the ESPP. No new awards may be granted under the 1997 Plan or the 2005 Plan.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item 13 is incorporated herein by reference to the Proxy Statement.

**Item 14. Principal Accounting Fees and Services**

The information required by this Item 14 is incorporated herein by reference to the Proxy Statement.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules**

(a) 1. and 2. An Index to Consolidated Financial Statements and Financial Statement Schedules is on Page F-1 of this Report.

3. Exhibits:

Exhibits required by Item 601 of Regulation S-K and Additional Exhibits. Unless otherwise indicated, all exhibits are part of Commission File Number 1-13495. Certain exhibits indicated below are incorporated by reference to documents of Mac-Gray on file with the Commission.

Each exhibit marked by a cross (+) was previously filed as an exhibit to Mac-Gray's Registration Statement on Form S-1 filed on August 14, 1997 (File No. 333-33669) and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form S-1.

Each exhibit marked by a number sign (#) was previously filed as an exhibit to Amendment No. 1 to Mac-Gray's Registration Statement on Form S-1, filed on September 25, 1997 (File No. 333-33669) and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form S-1.

Each exhibit marked by a (z) was previously filed as an exhibit to Amendment No. 1 of Mac-Gray's Registration Statement on Form S-1, filed on April 17, 1998 (File No. 333-49795) and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form S-1.

Each exhibit marked by a (v) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 29, 2002 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 10-K.

Each exhibit marked by an (s) was previously filed as an exhibit to Mac-Gray's Form 10-K/A filed on April 11, 2002 and the number in parenthesis following the description of the exhibit refers to the exhibit number in the Form 10-K/A.

Each exhibit marked by an (r) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 31, 2005, and the number in parenthesis following the description of the exhibit refers to the exhibit number in the Form 10-K.

Each exhibit marked by a (p) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on May 31, 2005 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (o) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on July 28, 2005 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (h) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on March 13, 2007 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (e) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on January 24, 2008 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (c) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on March 7, 2008 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by an (b) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 14, 2008, and the number in parenthesis following the description of the exhibit refers to the exhibit number in the Form 10-K.

Each exhibit marked by a (a) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on April 7, 2008 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (yy) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on June 12, 2008 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (xx) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on November 7, 2008 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (vv) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 16, 2009 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 10-K.

Each exhibit marked by a (uu) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on May 5, 2009 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (tt) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on May 21, 2009 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (ss) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on June 10, 2009 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (rr) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on June 18, 2009 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (qq) was previously filed as an exhibit to Mac-Gray's Form 10-Q filed on August 10, 2009 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 10-Q.

Each exhibit marked by a (pp) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on January 11, 2010 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (oo) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on February 11, 2010 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (nn) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 16, 2010 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 10-K.

Each exhibit marked by a (mm) was previously filed as an exhibit to Mac-Gray's Form 10-Q filed on August 9, 2012 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 10-Q.

Each exhibit marked by a (ll) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on June 2, 2010 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (kk) was previously filed as an exhibit to Mac-Gray's Form 8-K/A filed on October 29, 2010 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (jj) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 14, 2011, and the number in parenthesis following the description of the exhibit refers to the exhibit number in the Form 10-K.

Each exhibit marked by a (hh) was previously filed as an exhibit to Mac-Gray's Form 8-K filed on March 2, 2012 and the number if parentheses following the description of the exhibit refers to the exhibit number in the Form 8-K.

Each exhibit marked by a (gg) was previously filed as an exhibit to Mac-Gray's Form 10-K filed on March 9, 2012 and the number in parentheses following the description of the exhibit refers to the exhibit number in the Form 10-K.

The following is a complete list of exhibits filed or incorporated by reference as part of this Annual Report on Form 10-K.

| | |
|---|---|
| 3.01 | Amended and Restated Certificate of Incorporation (3.1) + |
| 3.02 | Amendment No. 1 to Amendment and Restated Certificate of Incorporation (3.02)jj |
| 3.03 | Amended and Restated By-laws (3.1) xx |
| 3.04 | Amendment No. 1 to Amended and Restated By-laws (3.1) kk |
| 3.05 | Amended and Restated Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of Mac-Gray Corporation classifying and designating the Series A Junior Participating Cumulative Preferred Stock (3.1) rr |
| 4.01 | Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant (4.1) # |
| 4.02 | Shareholder Rights Agreement, dated as of June 8, 2009, between Mac-Gray Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (4.1) ss |
| 10.01 | Stockholders' Agreement, dated as of June 26, 1997, by and among the Registrant and certain stockholders of the Registrant (10.2) + |
| 10.02 | Form of Maytag Distributorship Agreements (10.13) + |
| 10.03 | The Registrant's 1997 Stock Option and Incentive Plan (with form of option agreements attached as exhibits) (10.16) + *** |
| 10.04 | Form of Noncompetition Agreement between the Registrant and its executive officers (10.15) v *** |
| 10.05 | Form of Director Indemnification Agreement between the Registrant and each of its Directors (10.16) v *** |
| 10.06 | April 2001 Amendment to the Mac-Gray Corporation 1997 Stock Option and Incentive Plan (10.17) v *** |
| 10.07 | Form of executive severance agreement between the Registrant and each of its chief financial officer and chief operating officer (10.18) s *** |
| 10.08 | Form of executive severance agreement between the Registrant and its chief executive officer (10.19) s *** |
| 10.09 | Trademark License Agreement dated January 10, 2005 by and between Web Service Company, Inc. ("Licensor") and Mac-Gray Services, Inc. ("Licensee") (10.19) r |
| 10.10 | Mac-Gray Corporation 2005 Stock Option and Incentive Plan (10.1) p *** |
| 10.11 | Form of Incentive Stock Option Agreement under the Mac-Gray Corporation 2005 Stock Option and Incentive Plan (10.2) p *** |
| 10.12 | Form of Non-Qualified Stock Option Agreement for Company Employees under the Mac-Gray Corporation 2005 Stock Option and Incentive Plan (10.3) p *** |
| 10.13 | Form of Restricted Stock Award Agreement for awards under the Mac-Gray Corporation 2005 Stock Option and Incentive Plan (10.5) p *** |
| 10.14 | Lease Agreement, dated July 22, 2005, between Mac-Gray Services, Inc. and 404 Wyman LLC (99.1) o |

10.15 Form of Employment Agreement between the Company and certain executive officers (10.1) h ***

10.16 Mac-Gray Senior Executive Incentive Plan (10.4) e ***

10.17 Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the Mac-Gray Corporation 2005 Stock Option and Incentive Plan (10.5) e ***

10.18 Form of executive severance agreement, dated March 3, 2008, between the Registrant and each of Linda Serafini, Robert Tuttle and Phil Emma (10.1) c ***

10.19 Form of first amendment to executive severance agreement, dated March 3, 2008, between the Registrant and each of Stewart MacDonald, Michael Shea and Neil MacLellan III (10.42) b ***

10.20 Form of first amendment to employment agreement, dated March 3, 2008, between the Registrant and each of Stewart MacDonald, Michael Shea and Neil MacLellan III (10.43) b ***

10.21 Mac-Gray Corporation Director Stock Ownership Guidelines, effective as of July 1, 2008 (10.1) yy ***

10.22 Form of Indemnification Agreement between the Registrant and each of its non-employee directors (10.1) xx ***

10.23 Form of second amendment to executive severance agreement, dated December 22, 2008, between the Registrant and each of Stewart MacDonald, Michael Shea and Neil MacLellan III (10.59) vv ***

10.24 Form of second amendment to employment agreement, dated December 22, 2008, between the Registrant and each of Stewart MacDonald, Michael Shea and Neil MacLellan III (10.60) vv ***

10.25 Form of first amendment to executive severance agreement, dated December 22, 2008, between the Registrant and each of Linda Serafini, Robert Tuttle and Phil Emma (10.61) vv ***

10.26 Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.1) tt ***

10.27 Amendment No. 1 to Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.1) ll ***

10.28 Form of Non-Qualified Stock Option Agreement for Company Employees under the Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.5) qq ***

10.29 Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.6) qq ***

10.30 Form of Restricted Stock Unit Agreement for cash settled awards under the Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.7) qq ***

10.31 Form of Restricted Stock Unit Agreement for stock settled awards under the Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.8) qq ***

10.32 Form of Restricted Stock Unit Agreement for awards under the Mac-Gray Corporation 2009 Stock Option and Incentive Plan (10.9) qq ***

10.33 Mac-Gray Corporation Non-Employee Director Compensation Policy (10.6) mm ***

10.33 Stock Purchase Agreement, dated as of February 5, 2010, between Mac-Gray Corporation and MF Acquisition Corp. (10.2) oo

10.35 Mac-Gray Corporation Long Term Incentive Plan (10.44) nn ***

10.36 Mac-Gray Corporation 2001 Employee Stock Purchase Plan (Amended and Restated January 1, 2011) (10.45) jj***

10.37 Mac-Gray Corporation Stock Ownership Policy gg

10.38 Mac-Gray Corporation Long Term Incentive Plan (Amended and Restated February 3, 2012) gg

10.39 Amended and Restated Senior Secured Credit Agreement, by and among Mac-Gray Corporation, the lenders party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, Wells Fargo Bank, National Association, as Syndication Agent, RBS Citizens, N.A. and TD Banknorth, NA, as Co-Documentation Agents, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Book Manager, dated as of February 29, 2012 (10.1) hh

10.40 Form of Revolving Note pursuant to the Amended and Restated Senior Secured Credit Agreement in favor of the Lenders, in an aggregate total amount of up to $250,000,000 (10.2) hh

10.41 Form of Swingline Note pursuant to the Amended and Restated Senior Secured Credit

Agreement in favor of the Swingline Lenders, in an aggregate total amount of up to $10,000,000 (10.3) hh

10.42 Amended and Restated Guarantee and Collateral Agreement, by and among Mac-Gray Corporation, the subsidiaries of the Borrower identified therein, and Bank of America, N.A., as Collateral Agent, dated as of February 29, 2012 (10.4) hh

21.1 Subsidiaries of the Registrant (21.1) z

23.1 Consent of McGladrey LLP (filed herewith)

23.2 Consent of PricewaterhouseCoopers LLP (filed herewith)

31.1 Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (filed herewith)

32.1 Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

101 The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) related notes, tagged as blocks of text (furnished herewith)

*** Management compensatory plan or arrangement

**SIGNATURES**

PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, THIS 15th DAY OF MARCH, 2013.

MAC-GRAY CORPORATION

By: /s/ Stewart Gray MacDonald, Jr.
Stewart Gray MacDonald, Jr.
*Chief Executive Officer*
*(Principal Executive Officer)*

Date: March 15, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ David W. Bryan<br>David W. Bryan | Director | March 15, 2013 |
| /s/ Thomas E. Bullock<br>Thomas E. Bullock | Director | March 15, 2013 |
| /s/ Paul R. Daoust<br>Paul R. Daoust | Director | March 15, 2013 |
| /s/ Edward F. McCauley<br>Edward F. McCauley | Director | March 15, 2013 |
| /s/ William F. Meagher<br>William F. Meagher | Director | March 15, 2013 |
| /s/ Bruce A. Percelay<br>Bruce A. Percelay | Director | March 15, 2013 |
| /s/ Alastair G. Robertson<br>Alastair G. Robertson | Director | March 15, 2013 |
| /s/ Mary Ann Tocio<br>Mary Ann Tocio | Director | March 15, 2013 |
| /s/ Michael J. Shea<br>Michael J. Shea | Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) | March 15, 2013 |

**Items 15(a)(1) and (2)**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE**

**Item 15(a)(1)**

The following consolidated financial statements of the registrant and its subsidiaries required to be included in Item 8 are listed below.

**MAC-GRAY CORPORATION**



**Item 15(a)(2)**

The following consolidated financial statement schedule of Mac-Gray Corporation should be read in conjunction with the financial statements included herein.



All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not material, and therefore have been omitted.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Mac-Gray Corporation

We have audited the accompanying consolidated balance sheet of Mac-Gray Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the year then ended, and the consolidated financial statement schedule of Mac-Gray Corporation and subsidiaries listed in Item 15(a)(2) for the year ended December 31, 2012. We also have audited Mac-Gray Corporation and subsidiaries internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mac-Gray Corporation and subsidiaries as of December 31, 2012, the consolidated results of its operations and its cash flows for the year ended December 31, 2012 and in our opinion, the related financial statement schedule, when considered in the relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Mac-Gray Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.


McGladrey LLP

Boston, Massachusetts
March 15, 2013

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of Mac-Gray Corporation:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Mac-Gray Corporation (the "Company") and its subsidiaries at December 31, 2011 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended December 31, 2011 listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 9, 2012

# MAC-GRAY CORPORATION
# CONSOLIDATED BALANCE SHEETS
## (In thousands, except share data)

| | December 31, 2011 | December 31, 2012 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 13,881 | $ 14,328 |
| Trade receivables, net of allowance for doubtful accounts | 5,586 | 5,835 |
| Inventory of finished goods | 1,487 | 1,284 |
| Deferred income taxes | 1,044 | 1,148 |
| Prepaid facilities management rent and other current assets | 9,760 | 9,476 |
| Total current assets | 31,758 | 32,071 |
| Property, plant and equipment, net | 127,204 | 129,947 |
| Goodwill | 58,173 | 57,737 |
| Intangible assets, net | 181,609 | 169,640 |
| Prepaid facilities management rent and other assets | 10,955 | 12,014 |
| Total assets | $ 409,699 | $ 401,409 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt and capital lease obligations | $ 4,190 | $ 1,201 |
| Trade accounts payable | 8,528 | 9,189 |
| Accrued facilities management rent | 20,917 | 20,930 |
| Accrued expenses and other current liabilities | 17,885 | 13,677 |
| Total current liabilities | 51,520 | 44,997 |
| Long-term debt and capital lease obligations | 198,638 | 190,969 |
| Deferred income taxes | 43,804 | 46,770 |
| Other liabilities | 1,923 | 1,386 |
| Total liabilities | 295,885 | 284,122 |
| Commitments and contingencies (Note 13) | | |
| Stockholders' equity: | | |
| Preferred stock ($.01 par value, 5 million shares authorized no shares issued or outstanding) | - | - |
| Common stock ($.01 par value, 30 million shares authorized, 14,335,290 issued and outstanding at December 31, 2011, and 14,516,074 issued and outstanding at December 31, 2012) | 143 | 145 |
| Additional paid in capital | 86,217 | 89,706 |
| Accumulated other comprehensive loss | (792) | (130) |
| Retained earnings | 28,246 | 27,566 |
| Total stockholders' equity | 113,814 | 117,287 |
| Total liabilities and stockholders' equity | $ 409,699 | $ 401,409 |

The accompanying notes are an integral part of these consolidated financial statements.

## MAC-GRAY CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
## (In thousands, except share data)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2011 | 2012 |
| Revenue from continuing operations: | | | |
| Laundry facilities management revenue | $ 304,040 | $ 306,919 | $ 308,033 |
| Commercial laundry equipment sales | 15,971 | 15,109 | 14,086 |
| Total revenue | 320,011 | 322,028 | 322,119 |
| Cost of revenue: | | | |
| Cost of laundry facilities management revenue | 208,141 | 211,363 | 215,471 |
| Depreciation and amortization | 46,013 | 43,236 | 42,179 |
| Cost of commercial laundry equipment sales | 13,105 | 12,201 | 11,750 |
| Total cost of revenue | 267,259 | 266,800 | 269,400 |
| Gross margin | 52,752 | 55,228 | 52,719 |
| Operating expenses: | | | |
| General and administration | 18,628 | 20,310 | 20,150 |
| Sales and marketing | 14,185 | 13,211 | 11,397 |
| Depreciation and amortization | 657 | 765 | 834 |
| Incremental costs of proxy contest | 235 | 269 | 377 |
| Gain on sale of assets, net | (262) | (200) | (168) |
| Total operating expenses | 33,443 | 34,355 | 32,590 |
| Operating income from continuing operations | 19,309 | 20,873 | 20,129 |
| Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs | 14,304 | 13,481 | 9,068 |
| Loss on early extinguishment of debt | - | 1,894 | 3,762 |
| Income before income tax expense from continuing operations | 5,005 | 5,498 | 7,299 |
| Income tax expense | 2,176 | 2,222 | 2,989 |
| Income from continuing operations, net | 2,829 | 3,276 | 4,310 |
| Income from discontinued operations, net | 44 | - | - |
| Loss from disposal of discontinued operations, net of tax of $384 | (294) | - | - |
| Net income | $ 2,579 | $ 3,276 | $ 4,310 |
| Other comprehensive gain, net of tax: | | | |
| Unrealized gain on derivative instruments | $ 485 | $ 771 | $ 662 |
| Comprehensive income | $ 3,064 | $ 4,047 | $ 4,972 |
| Earnings per share – basic - continuing operations | $ 0.21 | $ 0.23 | $ 0.30 |
| Earnings per share – diluted - continuing operations | $ 0.20 | $ 0.22 | $ 0.29 |
| Earnings (loss) per share – basic - discontinued operations | $ (0.02) | $ - | $ - |
| Earnings (loss) per share – diluted - discontinued operations | $ (0.02) | $ - | $ - |
| Earnings per share – basic | $ 0.19 | $ 0.23 | $ 0.30 |
| Earnings per share – diluted | $ 0.18 | $ 0.22 | $ 0.29 |
| Weighted average common shares outstanding - basic | 13,797 | 14,234 | 14,423 |
| Weighted average common shares outstanding - diluted | 14,379 | 14,976 | 15,084 |

The accompanying notes are an integral part of these consolidated financial statements.

# MAC-GRAY CORPORATION
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In thousands, except share data)

| | Common stock | | Additional | Accumulated Other | | | Treasury Stock | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of shares | Value | Paid in Capital | Comprehensive (Loss) Gain | Comprehensive Income | Retained Earnings | Number of shares | Cost | Total |
| Balance, December 31, 2009 | 13,631,530 | $ 136 | $ 78,032 | $ (2,048) | | $ 28,417 | 176 | $ (2) | $ 104,535 |
| Net income | - | - | - | - | $ 2,579 | 2,579 | - | - | 2,579 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on derivative instruments, net of tax benefit of $305 (Note 5) | - | - | - | 485 | 485 | - | - | - | 485 |
| Comprehensive income | - | - | - | - | $ 3,064 | - | - | - | - |
| Options exercised | 260,045 | 3 | 195 | - | | - | - | - | 198 |
| Stock compensation expense | - | - | 2,540 | - | | - | - | - | 2,540 |
| Cash Dividends, $.20 per share | - | - | 52 | - | | (2,815) | - | - | (2,763) |
| Stock issuance - Employee Stock Purchase Plan | 25,821 | - | 245 | - | | - | - | - | 245 |
| Stock granted | 109,523 | 1 | 232 | - | | (1) | - | - | 232 |
| Balance, December 31, 2010 | 14,026,919 | 140 | 81,296 | (1,563) | | 28,180 | 176 | (2) | 108,051 |
| Net income | - | - | - | - | $ 3,276 | 3,276 | - | - | 3,276 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on derivative instruments, net of tax benefit of $485 (Note 5) | - | - | - | 771 | 771 | - | - | - | 771 |
| Comprehensive income | - | - | - | - | $ 4,047 | - | - | - | - |
| Options exercised | 133,326 | 2 | 932 | - | | - | (176) | 2 | 936 |
| Stock compensation expense | - | - | 3,071 | - | | - | - | - | 3,071 |
| Cash Dividends, $.22 per share | - | - | 67 | - | | (3,208) | - | - | (3,141) |
| Stock issuance - Employee Stock Purchase Plan | 24,487 | - | 316 | - | | - | - | - | 316 |
| Stock granted | 150,558 | 1 | 535 | - | | (2) | - | - | 534 |
| Balance, December 31, 2011 | 14,335,290 | 143 | 86,217 | (792) | | 28,246 | 0 | - | 113,814 |
| Net income | - | - | - | - | $ 4,310 | 4,310 | - | - | 4,310 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on derivative instruments, net of tax benefit of $418 (Note 5) | - | - | - | 662 | 662 | - | - | - | 662 |
| Comprehensive income | - | - | - | - | $ 4,972 | - | - | - | - |
| Purchase of common stock | - | - | - | - | | - | 133,333 | (2,000) | (2,000) |
| Options exercised | 44,871 | - | 282 | - | | (881) | (82,649) | 1,240 | 641 |
| Stock compensation expense | - | - | 2,670 | - | | - | - | - | 2,670 |
| Cash Dividends, $.242 per share | - | - | - | - | | (3,507) | - | - | (3,507) |
| Stock issuance - Employee | - | - | - | - | | - | 0 | 0 | - |
| Stock Purchase Plan | 10,981 | - | 140 | - | | (25) | (12,373) | 185 | 300 |
| Stock granted | 124,932 | 2 | 397 | - | | (577) | (38,311) | 575 | 397 |
| Balance, December 31, 2012 | 14,516,074 | $ 145 | $ 89,706 | $ (130) | | $ 27,566 | - | $ - | $ 117,287 |

The accompanying notes are an integral part of these consolidated financial statements.

# MAC-GRAY CORPORATION
# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (In thousands)

| | Years Ended December 31, 2010 | 2011 | 2012 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 2,579 | $ 3,276 | $ 4,310 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | | | |
| Depreciation and amortization | 46,670 | 44,001 | 43,013 |
| Amortization of deferred financing costs | 876 | 836 | 446 |
| Loss on early extinguishment of debt | - | 623 | 1,220 |
| (Decrease) increase in allowance for doubtful accounts and lease reserves | 131 | 57 | (73) |
| Gain on disposition of assets | (262) | (200) | (168) |
| Stock grants | 232 | 535 | 397 |
| Gain on change in fair value of interest rate derivatives | (1,454) | (664) | (553) |
| Loss on change in fair value of fuel commodity derivatives | - | 34 | 3 |
| Proceeds from termination of derivative instrument | - | 2,542 | - |
| Increase in deferred income taxes | 2,428 | 2,068 | 3,030 |
| Non cash-stock compensation | 2,540 | 3,071 | 2,670 |
| Loss from disposal of discontinued operations | 294 | - | - |
| Decrease (increase) in accounts receivable | (1,155) | 462 | (176) |
| Decrease in inventory | 592 | 93 | 203 |
| (Increase) decrease in prepaid facilities management rent and other assets | 347 | (3,441) | (4,222) |
| Increase (decrease) in accounts payable, accrued facilities management rent, accrued expenses and other liabilities | 12 | 226 | (2,471) |
| Net cash flows used in operating activities from discontinued operations | (44) | - | - |
| Net cash flows provided by operating activities | 53,786 | 53,519 | 47,629 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (26,580) | (27,523) | (29,628) |
| Proceeds from sale of assets | 607 | 283 | 273 |
| Proceeds from disposal of discontinued operations | 8,274 | - | - |
| Net cash flows used in investing activities | (17,699) | (27,240) | (29,355) |
| Cash flows from financing activities: | | | |
| Payments on capital lease obligations | (1,864) | (1,588) | (1,340) |
| Payment on senior notes | - | (50,000) | (100,000) |
| Payments on secured revolving credit facility | (140,756) | (137,386) | (207,068) |
| Borrowings on secured revolving credit facility | 113,517 | 168,452 | 315,394 |
| Payments on secured term credit facility | (3,250) | (3,000) | (18,750) |
| Payments on acquisition note | (2,000) | - | - |
| Purchase of common stock | - | - | (2,000) |
| Proceeds from exercise of stock options | 198 | 936 | 641 |
| Proceeds from issuance of common stock | 245 | 316 | 300 |
| Cash dividend paid | (2,763) | (3,141) | (3,507) |
| Debt acquisition costs | - | - | (1,497) |
| Cash flows used to pay down term facility from discontinued operations | (8,000) | - | - |
| Net cash flows used in financing activities | (44,673) | (25,411) | (17,827) |
| Increase(decrease) in cash and cash equivalents | (8,586) | 868 | 447 |
| Cash and cash equivalents, beginning of period | 21,599 | 13,013 | 13,881 |
| Cash and cash equivalents, end of period | $ 13,013 | $ 13,881 | $ 14,328 |
| Supplemental cash flow information: | | | |
| Interest paid | $ 17,234 | $ 12,402 | $ 11,842 |
| Income taxes paid | $ 179 | $ 141 | $ 183 |
| Premium paid on redemption of senior notes | $ - | $ 1,271 | $ 2,542 |

Supplemental disclosure of non-cash investing activities:

During the years ended December 31, 2010, 2011 and 2012, the Company acquired various assets under capital lease agreements totaling $2,421, $414 and $1,106, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

**MAC-GRAY CORPORATION**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except per share data)**

## 1. Description of the Business and Basis of Presentation

*Description of the Business.* Mac-Gray Corporation ("Mac-Gray" or the "Company") generates the majority of its revenue from card- and coin-operated laundry rooms located in 44 states and the District of Columbia. The Company's principal customer base is the multi-unit housing market, which includes apartments, condominium units, colleges and universities, and military bases. The Company also sells and services commercial laundry equipment to commercial laundromats, multi-unit housing properties and institutions. The majority of the Company's purchases of laundry equipment is from one supplier.

*Basis of Presentation.* The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. On February 5, 2010, the Company sold its MicroFridge ® (Intirion Corporation) business to Danby Products. The operations and cash flows of this business have been eliminated from the ongoing operations of the Company as a result of this disposal transaction. Since the Company will not have any significant continuing involvement in the operations of this business, the Company accounted for this business as a discontinued operation. All prior period financial information has been classified to reflect this as a discontinued operation.

## 2. Significant Accounting Policies

*Cash and Cash Equivalents.* The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents is an estimate of cash not yet collected at period-end that remains at laundry facilities management customer locations. At December 31, 2011 and 2012, this totaled $10,361 and $10,306, respectively. The Company monitors current collection levels and economic conditions and adjusts the estimate as circumstances warrant. The Company records the estimated cash not yet collected as cash and cash equivalents and facilities management revenue. The Company also records the estimated related facilities management rent expense. The Company calculates the estimated cash not yet collected at the end of a period by first identifying only those accounts that have had activity in the last ninety days of the period, since each account is collected at least once every ninety days. The Company calculates the average collection per day by account for the corresponding period one year prior. The prior year per day collection amount is multiplied by the number of days between the account's most recent collection prior to the end of the current period and the end of the current period. The corresponding period one year prior is used to allow for any seasonality at each account. The average collection per day since inception of the account is used for accounts acquired subsequent to the corresponding period in the prior year.

The Company has cash deposited with financial institutions in excess of the $250 insured limit of the Federal Deposit Insurance Corporation.

*Revenue Recognition.* The Company recognizes facilities management revenue on the accrual basis. Rental revenue is recognized ratably over the related contractual period. The Company recognizes revenue from sales upon shipment of the products, unless otherwise specified. Shipping and handling fees charged to customers are recognized upon shipment of the products and are included in revenue with the related cost included in cost of sales. Installation and repair services are provided on an occurrence basis, not on a contractual basis. Service revenue is recognized at the time the installation service, or other service, is provided to the customer.

*Allowance for Trade Accounts Receivable.* On a regular basis, the Company reviews the adequacy of its allowance for trade accounts receivable based on historical collection results and current economic conditions using factors based on the aging of its trade accounts. In addition, the Company estimates specific additional allowances based on indications that a specific customer may be experiencing financial

(In thousands, except per share data)

**2. Significant Accounting Policies (continued)**

difficulties. The Company maintains an allowance for doubtful trade accounts of $385 and $313 at December 31, 2011 and 2012, respectively.

*Concentration of Credit Risk.* Financial instruments which potentially expose the Company to concentration of credit risk include trade receivables generated by the Company as a result of the selling and leasing of laundry equipment. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed and reserves are maintained. The Company typically does not require collateral. No individual laundry equipment sales customer accounted for more than 10% of revenues or accounts receivable for any period presented.

*Inventories.* Inventories are stated at the lower of cost (as determined using the average cost method) or market, and consist primarily of finished goods. On a regular basis, the Company reviews the adequacy of its reserve based on historical experience, product knowledge and forecasted demand. The Company maintains an inventory valuation adjustment of $162 and $102 at December 31, 2011 and 2012, respectively.

*Prepaid Facilities Management Rent.* Prepaid facilities management rent consists of cash advances paid to property owners and managers under laundry service contracts and is amortized over the life of each contract.

*Property, Plant and Equipment.* Property, Plant and Equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are charged to operations as incurred; acquisitions, major renewals, and betterments are capitalized. Upon retirement or sale, the cost of assets disposed of and their related accumulated depreciation or amortization are removed from the accounts, with the resulting gain or loss reflected in income.

*Facilities Management Equipment – Not Yet Placed in Service.* These assets represent laundry machines that management estimates will be installed in facilities management laundry rooms over the next twelve months and have not been purchased for commercial sale. These assets are grouped in Property, Plant and Equipment and are not depreciated until placed in service under a facilities management lease agreement.

*Advertising Costs.* Advertising costs are expensed as incurred. These costs were $1,153, $834, and $411 for the years ended December 31, 2010, 2011, and 2012, respectively.

*Goodwill and Intangible Assets.* Intangible assets primarily consist of various non-compete agreements, goodwill, trade name and contract rights recorded in connection with acquisitions. The non-compete agreements are amortized using the straight-line method over the life of the agreements, which range from five to fifteen years. The majority of contract rights are amortized using the straight-line method over twenty years, with the balance amortized on a straight-line method over fifteen years. The life assigned to acquired contracts is based on several factors, including: the seller's renewal rate of the contract portfolio for the most recent years prior to the acquisition, the number of years the average contract has been in the seller's contract portfolio, the overall level of customer satisfaction within the contract portfolio and the ability of the Company to maintain or exceed the level of customer satisfaction maintained by the seller prior to the acquisition by the Company. The Company is accounting for acquired contract rights on a pool-basis based on the fact that, in general, no single customer accounts for more than 2% of the revenue of any acquired portfolio and the fact that few of the contracts are predicted to be terminated, either prior to or at the end of the contract term.

The Company tests goodwill annually and as needed for impairment by reporting unit. The goodwill impairment review consists of a two-step process of first assessing the fair value of the reporting unit and comparing this to the carrying value. If this fair value exceeds the carrying value of the reporting unit, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value,

**2. Significant Accounting Policies (continued)**

the Company would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Any such impairment loss would be recognized in the Company's results of operations in the period the impairment loss arose.

The Company also evaluates our trade names annually for impairment using the relief from royalty method. The Company estimates what it would cost to license the trade names based upon estimated future revenue, an estimated royalty rate, capitalization rate and a discount rate which is subject to change from year to year. If the discounted present value of future tax effected royalty payments is less than the carrying value of the trade names, the trade name would be written down to its implied fair value. Company's evaluation in 2012 did not result in an impairment.

*Impairment of Long-Lived Assets.* The Company reviews long-lived assets, including fixed assets (primarily washing machines and dryers) and intangible assets with definite lives (primarily laundry facilities management contract rights ("contract rights")) for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Assets acquired in business combinations, which include contract rights, an amortizing intangible asset, and equipment are defined to be the asset group for which the portfolio of contracts was acquired. The contract rights were fair valued and recorded in purchase accounting on an aggregate basis for each market and are being amortized over 15 - 20 years. Triggering events that could indicate the carrying value of the contract rights intangible is not fully recoverable may include the loss of significant customers, adverse changes to volumes and/or profitability in specific markets and changes in the Company's business strategy that result in a significant reduction in cash flows generated in a specific market. Management also performs an annual assessment of the useful lives of the contract rights and accelerates amortization, if necessary. The results of this analysis may also indicate potential impairment triggering events. For contract rights the useful life assessment consists primarily of comparing the percent of revenue declines for acquired contracts in the market where the contract right was acquired to the percent of amortization recorded on the contract rights. A triggering event is deemed to have occurred if the revenues are declining at a rate in excess of the amortization rate. If a triggering event has occurred the recoverability of the carrying amount of the contract rights and fixed assets for that acquired asset group is calculated by comparing the carrying amount of the asset group to the projected future undiscounted cash flows from the operation and disposition of the assets, taking into consideration the remaining useful life of the assets, the length of the contract for that acquisition, as well as any expected renewals. If it is determined that the carrying value of the assets is not recoverable, the Company would write down the long-lived assets by the amount by which the carrying value exceeds fair value.

For the purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For our long-lived assets acquired in business combinations, the Company has determined the lowest level for which identifiable cash flows are largely independent is at the market level consistent with the approach used in purchase accounting. In particular, the contract rights intangible assets, which comprise thousands of individual contracts, are valued and recorded on an aggregate market basis at the time of acquisition, depreciated in the aggregate, and the recovery of these intangible assets is achieved through the collective cash flows of the market. The Company believes this approach will ensure any significant impairment that occurs is recognized in the appropriate period and that it is not practical to allocate individual contract intangible assets to each of the thousands of locations.

**2. Significant Accounting Policies (continued)**

For assets associated with organic contracts, the Company performs its impairment assessment of the long-lived assets (principally laundry equipment) at the individual location level. An impairment test is performed when a triggering event has occurred with respect to individual locations. Triggering events are those events that could indicate the carrying value of the asset group is not fully recoverable and include changes in the current use of the equipment, environmental regulations and technological advancements. If a triggering event has occurred, the recoverability of the carrying amount of the fixed assets for that location is calculated by comparing to the projected future undiscounted cash flows of the assets, taking into consideration the remaining useful life of the assets, the length of the contract for that location, any expected renewals as well as giving consideration to whether or not those assets could be redeployed to another location. If it is determined that the carrying value of the assets is not recoverable, the Company would write down the assets by the amount by which the carrying value exceeds fair value.

The Company determined there was no impairment of long-lived assets at December 31, 2012.

*Income Taxes.* The Company recognizes deferred tax assets and liabilities for the expected future tax benefits or consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Judgment is required in determining the provision for income tax expense and related accruals, deferred tax assets and liabilities. These include establishing a valuation allowance related to the ability to realize certain deferred tax assets. To the extent future taxable income against which these assets may be applied is not sufficient, some portion or all of our recorded deferred tax assets would not be realizable. Accounting for uncertain tax positions also requires significant judgments, including estimating the amount, timing and likelihood of ultimate settlement. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates. The Company uses a more-likely-than-not measurement attribute for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements.

*Stock Compensation.* Accounting guidance requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model. The expected life of options and the expected forfeiture rates are estimated based on historical experience. The weighted average volatility of the Company's stock price over the prior number of years equal to the expected life and the two most recent years is used to estimate the expected volatility at the measurement date. Awards for which the recipient has the choice of receiving equity instruments or cash are valued at the market price of the underlying equity instrument as of the reporting date.

*Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Earnings Per Share.* Accounting guidance requires the presentation of basic earnings per share ("EPS") and diluted earnings per share. Basic EPS includes no dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity. Diluted EPS has been calculated using the treasury stock method.

**2. Significant Accounting Policies (continued)**

*Comprehensive Income.* Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by stockholders and distributions to stockholders.

*Financial Instruments.* The Company accounts for derivative instruments on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the intended use of the derivative. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Refer to Note 5, "Fair Value Measurements," for more information.

*Fair Value of Financial Instruments.* For purposes of financial reporting, all financial instruments required to be recorded at fair value have been recorded as such at December 31, 2011 and 2012, based upon terms currently available to the Company in financial markets. The fair value of the Company's interest rate and fuel commodity swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

*New Accounting Pronouncements.* In December 2011, the FASB issued updated guidance that provides amendments for disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2013. Disclosures required by the amendments should be provided retrospectively for all comparative periods presented. The adoption of this guidance will not impact the Company's financial results.

In July 2012, the FASB issued updated guidance which simplifies how an entity is required to test indefinite lived-intangible assets for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived asset impairment test. Current guidance requires an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by first comparing the fair value of the indefinite-lived asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendment, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. The amendment includes a number of factors to be considered in conducting the qualitative assessment. The amendment is effective for annual and interim indefinite-lived intangible impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have a material impact on the Company's financial results.

No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

(In thousands, except per share data)

### 3. Discontinued Operations

On February 5, 2010, the Company sold its MicroFridge® (Intirion Corporation) business to Danby Products. The transaction is valued at approximately $11,500. Danby Products paid Mac-Gray $8,500 in cash, and assumed existing liabilities and financial obligations for MicroFridge totaling approximately $3,000. The operations and cash flows of this business have been eliminated from the ongoing operations of the company as the result of this disposal transaction. Since the Company will not have any significant continuing involvement in the operations of this business, the Company has accounted for this business as a discontinued operation. All current and prior period financial information has been restated to reflect Intirion Corporation as a discontinued operation. The Company recorded a loss, net of taxes, as a result of this transaction, in the amount of $294. Concurrent with this transaction, the Company paid $8,000 on its Secured Term Loan.

Included in the table below are the key financial items related to the discontinued operation:

| | 2010 | 2011 | 2012 |
|---|---|---|---|
| Revenue | $ 2,200 | $ - | $ - |
| Interest expense, net [1] | $ 20 | $ - | $ - |
| Income before income tax expense | $ 83 | $ - | $ - |
| Income taxes on income from discontinued operations | 39 | - | - |
| Loss from disposal of discontinued operations, net of tax of $384 | 294 | - | - |
| Income (loss) from discontinued operations, including loss on disposal of discontinued operations, net | $ (250) | $ - | $ - |

(1) Represents the amount of interest allocated to the discontinued operation as a result of a requirement to pay $8,000 on the Company's Term Loan. The average interest rate used to calculate this allocation was 2.5% for the year ended December 31, 2010.

### 4. Long-Term Debt

On February 29, 2012, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the "2012 Credit Agreement"). The 2012 Credit Agreement provides for borrowings up to $250,000 under a revolving credit facility (the "Revolver"). The 2012 Credit Agreement matures on February 28, 2017. The 2012 Credit Agreement also provides for Swingline Loans of up to $10,000 (the "Swingline Loans") and any Swingline Loans will reduce the borrowings available under the Revolver. Subject to certain terms and conditions, the 2012 Credit Agreement gives the company the option to increase the Aggregate Revolving Committed Amount or establish one or more new term loans, provided that the aggregate commitments under the 2012 Credit Agreement cannot exceed $350,000. The 2012 Credit Agreement is collateralized by a blanket lien on the assets of the Company and each of its subsidiaries as well as a pledge by the Company of all the capital stock of its subsidiaries. Outstanding indebtedness under the 2012 Credit Agreement bears interest at a fluctuating rate equal to (i) in the case of Eurodollar rate loans, the LIBOR rate plus an applicable percentage, ranging from 1.75% to 2.75% per annum (currently 2.50%), determined by reference to our consolidated total leverage ratio, and (ii) in the case of base rate loans and swingline loans, the higher of (a) the federal funds rate plus 0.50%, (b) the

(In thousands, except per share data)

**4. Long-Term Debt (continued)**

annual rate of interest announced by Bank of America, N.A. as its "prime rate," or (c) for each day, the floating rate of interest equal to LIBOR for a one month term quoted for such date (the highest of which is defined as the "Base Rate"), plus, in each case, an applicable percentage, ranging from 0.75% to 1.75% per annum (currently 1.50%), determined by reference to our consolidated total leverage ratio.

The Company pays a commitment fee equal to a percentage of the actual daily-unused portion of the Revolver under the 2012 Credit Agreement. This percentage is determined quarterly by reference to the Company's consolidated total leverage ratio and ranges between 0.250% per annum and 0.500% per annum (currently 0.350%). For purposes of the calculation of the commitment fee, letters of credit are considered usage under the Revolver, but swingline loans are not considered usage under the Revolver.

The 2012 Credit Agreement includes certain financial and operational covenants, including restrictions on paying dividends and other distributions, making certain acquisitions and incurring indebtedness, and requires that the Company maintain certain financial ratios. The most significant financial ratios that the Company is required to maintain include a consolidated total leverage ratio of not greater than 3.75 to 1.00 (3.50 to 1.00 as of December 31, 2013 and thereafter) and a consolidated cash flow coverage ratio of not less than 1.20 to 1.00. The company was in compliance with all financial covenants at December 31, 2012.

The Company incurred deferred financing costs of $1,497 associated with the 2012 Credit Agreement and wrote off unamortized deferred financing costs of $133 associated with the Company's 2008 credit facility.

As of December 31, 2012, there was $189,745 outstanding under the Revolver and $1,380 in outstanding letters of credit. The available balance under the Revolver was $58,875 at December 31, 2012. The average interest rates on the borrowings outstanding under the prior credit agreement and the 2012 Credit Agreement at December 31, 2011 and 2012 were 4.31% and 3.69%, respectively, including the applicable spread paid to the banks and the effect of the interest rate swap agreements tied to the debt (see Note 5 for discussion on Fair Value Measurements).

On August 16, 2005, the Company issued senior unsecured notes in the amount of $150,000 with the fixed interest rate of 7.625%. On October 21, 2011, the Company redeemed $50,000 of the senior notes by utilizing $51,271 of availability under its 2008 credit facility. The Company paid a premium of $1,271 as well as interest accrued through the date of redemption and wrote off unamortized deferred financing costs of $623 associated with this redemption. On March 30, 2012, the Company redeemed the remaining $100,000 of the senior notes by utilizing $103,495 of availability under the 2012 Credit Agreement and paying a premium of $2,542 as well as interest accrued through the date of redemption. The Company wrote off the remaining $1,087 of unamortized deferred financing costs associated with this redemption.

Interest expense associated with the Company's long term debt is comprised of the following:

(In thousands, except per share data)

**4. Long-Term Debt (continued)**

| | 2010 | 2011 | 2012 |
|---|---|---|---|
| Interest expense | $ 14,882 | $ 13,309 | $ 9,175 |
| Change in the fair value of non-hedged derivative instruments | (1,454) | (664) | (553) |
| Amortization of deferred financing costs | 876 | 836 | 446 |
| Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs | $ 14,304 | $ 13,481 | $ 9,068 |

Capital lease obligations comprised primarily of the Company's fleet of vehicles totaled $2,659 and $2,425 at December 31, 2011 and 2012, respectively.

Required payments under the Company's debt and capital lease obligations are as follows:

| | Amount |
|---|---|
| 2013 | $ 1,201 |
| 2014 | 785 |
| 2015 | 274 |
| 2016 | 164 |
| 2017 | 189,746 |
| Thereafter | - |
| | $ 192,170 |

For purposes of financial reporting, the Company's Secured Credit Agreement approximates book value at December 31, 2012 given that the interest rates associated with the credit facility approximate current market rates.

The Company historically has not needed sources of financing other than its internally generated cash flow and revolving credit facilities to fund its working capital, capital expenditures, and smaller acquisitions. As a result, the Company anticipates that its cash flow from operations and revolving credit facilities will be sufficient to meet its anticipated cash requirements for at least the next twelve months.

MAC-GRAY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

## 5. Fair Value Measurements

The Company has adopted accounting guidance regarding fair value measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The following table summarizes the basis used to measure certain financial assets and financial liabilities at fair value on a recurring basis in the consolidated balance sheet at December 31, 2012:

| | | Basis of Fair Value Measurments | | |
|---|---|---|---|---|
| | Balance at December 31, 2012 | Quoted Prices In Active Markets for Identical Items (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Interest rate swap derivative financial instruments (included in accrued expenses) | $ 406 | $ - | $ 406 | $ - |
| Fuel comodity derivative (included in accrued expenses) | $ 37 | $ - | $ - | $ 37 |

The Company has entered into standard International Swaps and Derivatives Association ("ISDA") interest rate swap agreements ("Swap Agreements") to manage the interest rate associated with its debt. At December 31, 2012, the interest rate Swap Agreements effectively convert $46,000 of the Company's variable rate debt to a long-term fixed rate. Under these agreements the Company receives a variable rate of LIBOR plus a markup and pays a fixed rate. The Company recognized a non-cash unrealized gain of $2,715, $1,112 and $1,701 for years ended December 31, 2010, 2011, and 2012, respectively, on the interest rate Swap Agreements as a result of the change in the fair value.

(In thousands, except per share data)

**5. Fair Value Measurements (continued)**

In December 2010, the Company entered into a fuel commodity derivative to manage the fuel cost on its fleet of vehicles. The derivative was effective April 1, 2011 and expired December 31, 2011. On September 23, 2011 the Company entered into an additional fuel commodity derivative. The derivative was effective January 1, 2012 and expired December 31, 2012. The derivative had a monthly notional amount of 85 thousand gallons from January 1, 2012 through December 31, 2012 for a total notional amount of 1.02 million gallons. The Company had a put price of $3.205 per gallon and a strike price of $3.70 per gallon. On September 19, 2012 the Company entered into an additional fuel commodity derivative. The derivative is effective January 1, 2013 and expires December 31, 2013. The derivative has a monthly notional amount of 80 thousand gallons from January 1, 2013 through December 31, 2013 for a total notional amount of 960 thousand gallons. The Company has a put price of $3.26 per gallon and a strike price of $3.90 per gallon. The Company recognized a non-cash unrealized loss of $34 and $3 for the years ended December 31, 2011 and 2012, respectively, on these fuel commodity derivatives as a result of the change in the fair value.

The fair value of these interest rate derivatives are based on quoted prices for similar instruments from a commercial bank and are considered a Level 2 item. The fuel commodity derivative is based on market assumptions and a quoted price from the counter party and is considered a Level 3 item.

The fuel commodity derivative activity for the year ended December 31, 2012 is as follows:

| | |
|---|---|
| Balance, December 31, 2011 | $ (34) |
| Realized gains | 51 |
| Unrealized losses | (3) |
| Settlements | (51) |
| Balance, December 31, 2012 | $ (37) |

The Company determines the fair value of the amount outstanding under its 2012 Credit Facility using Level 2 inputs. The fair value of the 2012 Credit Agreement at December 31, 2012 approximates carrying value.

During the first quarter of 2012, as a result of entering into the 2012 Credit Agreement (Note 4), the Company no longer qualified for hedge accounting treatment on its interest rate swap agreements. Accordingly, the amount included in Accumulated Other Comprehensive Loss at the time hedge accounting was lost is being reclassified as an earnings charge through the maturity date of the derivative. This charge to interest expense, when combined with an interest rate swap agreement that previously lost hedge accounting treatment, amounted to $1,261, $448, and $1,148 for the years ended December 31, 2010, 2011 and 2012. The remaining balance of $210 associated with these interest rate swap agreements and included in Accumulated Other Comprehensive Loss will be charged to interest expense through the maturity date of the interest rate swap agreements on April 1, 2013.

The table below outlines the details of each remaining Swap Agreement:

(In thousands, except per share data)

## 5. Fair Value Measurements (continued)

| Date of Origin | Original Notional Amount | Fixed/ Amortizing | Notional Amount December 31, 2012 | Expiration Date | Fixed Rate |
|---|---|---|---|---|---|
| May 8, 2008 | $ 45,000 | Amortizing | $ 25,000 | Apr 1, 2013 | 3.78% |
| May 8, 2008 | $ 40,000 | Amortizing | $ 21,000 | Apr 1, 2013 | 3.78% |

In accordance with the interest rate Swap Agreements and on a quarterly basis, interest expense is calculated based on the floating 90-day LIBOR and the fixed rate. If interest expense, as calculated, is greater based on the 90-day LIBOR, the financial institution pays the difference to the Company. If interest expense, as calculated, is greater based on the fixed rate, the Company pays the difference to the financial institution.

Depending on fluctuations in the LIBOR, the Company's interest rate exposure and its related impact on interest expense and net cash flow may increase or decrease. The counterparty to the interest rate Swap Agreements expose the Company to credit loss in the event of non-performance; however, nonperformance is not anticipated given the counterparty's creditworthiness.

The tables below display the impact the Company's derivative instruments had on the Consolidated Balance Sheets as of December 31, 2011 and 2012 and the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2010, 2011, and 2012.

**Fair Values of Derivative Instruments**

| | Liability Derivatives | | | |
|---|---|---|---|---|
| | December 31, 2011 | | December 31, 2012 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as hedging instruments:** | | | | |
| Interest rate contracts | Accrued expenses | $ 949 | Accrued expenses | $ - |
| Interest rate contracts | Other liabilites | 190 | Other liabilites | - |
| **Derivatives not designated as hedging instruments:** | | | | |
| Interest rate contracts | Accrued expenses | 743 | Accrued expenses | 406 |
| Interest rate contracts | Other liabilites | 159 | Other liabilites | - |
| Fuel commodity derivative | Accrued expenses | 34 | Accrued expenses | 37 |
| **Total derivatives** | | $ 2,075 | | $ 443 |

(In thousands, except per share data)

## 5. Fair Value Measurements (continued)

**The Effect of Derivative Instruments on the Consolidated Statements of Income and Comprehensive Income**
**For the Years Ended December 31, 2010, 2011 and 2012**

| Derivatives in Net Investment Hedging Relationships | Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) December 31, | | | Location of Gain or (Loss)Reclassified from Accumulated OCI into Income | Amount of Loss Reclassified from Accumulated OCI into Income December 31, | | | Derivatives Not Designated as Hedging Instruments | Location of Gain or (Loss) Recognized in Income on Derivative | Amount of (Loss) Gain Recognized in Income on Derivative December 31, | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | | 2010 | 2011 | 2012 | | | 2010 | 2011 | 2012 |
| **Interest rate contracts:** | | | | **Interest expense, including change in fair value of non-hedged derivative instuments:** | | | | **Interest rate contracts** | **Interest expense, including change in fair value of non-hedged derivative instuments:** | | | |
| Unrealized | $ (470) | $ 807 | (67) | Unrealized | $ (1,261) | $ (448) | $ (1,148) | | Unrealized | $ 2,715 | $ 1,112 | $ 1,701 |
| Realized | (1,556) | (1,054) | (162) | Realized | (1,556) | (1,054) | (162) | | Realized | 765 | 766 | (1,647) |
| Total | $ (2,026) | $ (247) | $ (229) | Total | $ (2,817) | $ (1,502) | $ (1,310) | | Total | $ 3,480 | $ 1,878 | $ 54 |
| **Fuel commodity derivatives:** | | | | **Cost of revenue:** | | | | **Fuel commodity derivatives:** | Cost of revenue | | | |
| Unrealized | $ - | $ - | $ - | Unrealized | $ - | $ - | $ - | | Unrealized | $ - | $ (34) | $ (3) |
| Realized | - | - | - | Realized | - | - | - | | Realized | - | 103 | 51 |
| Total | $ - | $ - | $ - | Total | $ - | $ - | $ - | | Total | $ - | $ 69 | $ 48 |

The table above includes realized and unrealized gains and losses related to derivative instruments.

(In thousands, except per share data)

## 6. Prepaid Facilities Management Rent and Other Current Assets

Prepaid facilities management rent and other current assets consist of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2012 |
| Prepaid facilities managment rent | $ 3,901 | $ 4,115 |
| Supplies | 3,925 | 3,737 |
| Notes receivable | 72 | 48 |
| Due from vendor | 298 | 104 |
| Prepaid marketing | 89 | 104 |
| Prepaid insurance | 483 | 508 |
| Other | 992 | 860 |
| | $ 9,760 | $ 9,476 |

## 7. Prepaid Facilities Management Rent and Other Assets

Prepaid facilities management rent and other assets consist of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2012 |
| Prepaid facilities managment rent | $ 10,506 | $ 11,506 |
| Notes receivable | 88 | 76 |
| Deposits | 80 | 87 |
| Other | 281 | 345 |
| | $ 10,955 | $ 12,014 |

(In thousands, except per share data)

## 8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

| | Estimated Useful Life | December 31, 2011 | December 31, 2012 |
|---|---|---|---|
| Facilities management equipment | 2-10 years | $ 322,972 | $ 335,399 |
| Facilities management improvements | 7-10 years | 15,307 | 15,656 |
| Leasehold improvements | 5-10 years | 1,601 | 1,659 |
| Computer equipment and software | 3-10 years | 10,209 | 11,159 |
| Furniture and fixtures | 2-7 years | 6,560 | 6,644 |
| Trucks and autos | 3-5 years | 11,103 | 11,429 |
| | | 367,752 | 381,946 |
| Less: accumulated depreciation | | 241,961 | 252,922 |
| | | 125,791 | 129,024 |
| Facilities management equipment, not yet placed in service | | 1,413 | 923 |
| Property, plant and equipment, net | | $ 127,204 | $ 129,947 |

Depreciation of property, plant and equipment totaled $31,129, $28,718, and $27,886 for the years ended December 31, 2010, 2011 and 2012, respectively.

At December 31, 2011 and 2012, trucks and autos included $10,647 and $11,010, respectively, of equipment under capital lease with an accumulated amortization balance of $7,988 and $8,728, respectively.

## 9. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

| As of December 31, 2011 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Goodwill | $ 58,173 | | $ 58,173 |
| | $ 58,173 | | $ 58,173 |
| Intangible assets: | | | |
| Trade name | $ 14,050 | $ - | $ 14,050 |
| Non-compete agreements | 3,187 | 3,170 | 17 |
| Contract rights | 237,768 | 72,730 | 165,038 |
| Distribution rights | 1,623 | 784 | 839 |
| Deferred financing costs | 5,207 | 3,542 | 1,665 |
| | $ 261,835 | $ 80,226 | $ 181,609 |

(In thousands, except per share data)

## 9. Goodwill and Intangible Assets (continued)

| | As of December 31, 2012 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Goodwill | $ 57,737 | | $ 57,737 |
| | $ 57,737 | | $ 57,737 |
| Intangible assets: | | | |
| Trade name | $ 14,050 | $ - | $ 14,050 |
| Non-compete agreements | 2,277 | 2,272 | 5 |
| Contract rights | 228,783 | 75,372 | 153,411 |
| Distribution rights | 1,623 | 946 | 677 |
| Deferred financing costs | 1,796 | 299 | 1,497 |
| | $ 248,529 | $ 78,889 | $ 169,640 |

Estimated future amortization expense of intangible assets consists of the following:

| | |
|---|---|
| 2013 | $ 12,019 |
| 2014 | 12,013 |
| 2015 | 12,004 |
| 2016 | 12,004 |
| 2017 | 11,569 |
| Thereafter | 95,177 |
| | $ 154,786 |

Amortization expense of intangible assets for the years ended December 31, 2010, 2011 and 2012 was $13,234, $12,791, and $12,126, respectively. The reduction of goodwill relates to the amortization of the tax basis in excess of book basis that resulted from prior acquisitions.

(In thousands, except per share data)

## 10. Accrued Expenses

Accrued expenses consist of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2012 |
| Accrued interest | $ 2,895 | $ 161 |
| Accrued salaries/benefits | 1,494 | 1,725 |
| Accrued commission/bonuses | 3,519 | 3,725 |
| Current portion of fair value of derivative instruments | 1,726 | 444 |
| Accrued stock compensation | 616 | 609 |
| Reserve for refunds | 517 | 507 |
| Accrued rent | 645 | 544 |
| Current portion of deferred retirement obligation | 104 | 104 |
| Accrued professional fees | 1,186 | 447 |
| Accrued personal property taxes | 1,029 | 1,050 |
| Accrued sales tax | 2,708 | 2,797 |
| Accrued benefit insurance | 983 | 1,059 |
| Other accrued expenses | 463 | 505 |
| | $ 17,885 | $ 13,677 |

## 11. Income Taxes

The federal and state income taxes consist of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2011 | 2012 |
| Current state | $ 1 | $ 195 | $ 133 |
| Deferred state | 475 | 43 | 302 |
| Current federal | - | - | - |
| Deferred federal | 1,700 | 1,984 | 2,554 |
| Total income taxes | $ 2,176 | $ 2,222 | $ 2,989 |

(In thousands, except per share data)

## 11. Income Taxes (continued)

The net deferred tax liability in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities at December 31:

| | 2011 | 2012 |
|---|---|---|
| Current deferred tax assets (liabilities): | | |
| Accounts receivable | $ 147 | $ 119 |
| Inventory | 62 | 39 |
| Accrued bonus and vacation | 455 | 437 |
| Accrued sales tax | 248 | 315 |
| Accrued rent | 246 | 208 |
| Derivative instrument interest | - | 75 |
| Other comprehensive income | - | 80 |
| Prepaid expenses | (184) | (194) |
| Other | 70 | 69 |
| | $ 1,044 | $ 1,148 |
| Non-current deferred tax (liabilities) assets: | | |
| Depreciation | (37,096) | (37,456) |
| Amortization | (21,467) | (23,177) |
| Other comprehensive income | 493 | - |
| Stock based compensation | 3,261 | 3,529 |
| Derivative instrument interest | 286 | - |
| Net operating loss carryforwards | 9,993 | 9,417 |
| AMT credits | 871 | 871 |
| Other | 235 | 238 |
| | (43,424) | (46,578) |
| Valuation allowance against non-current deferred tax assets | (380) | (192) |
| | $ (43,804) | $ (46,770) |
| Net deferred tax liabilities | $ (42,760) | $ (45,622) |

For the years ended December 31, 2010, 2011 and 2012, the statutory income tax rate differed from the effective rate primarily as a result of the following differences:

(In thousands, except per share data)

## 11. Income Taxes (continued)

| | 2010 | 2011 | 2012 |
|---|---|---|---|
| Income taxes computed at federal statutory rate | 34.0% | 34.0% | 34.0% |
| State income taxes, net of federal benefit | 6.9 | 6.8 | 5.7 |
| Change in state deferred rate | (0.4) | (5.0) | (0.1) |
| Non-deductible compensation | 1.8 | 3.3 | 2.3 |
| Change in valuation allowance | 0.1 | (0.9) | (2.4) |
| Meals & entertainment | 1.6 | 1.4 | 1.0 |
| Non-deductible stock options | 0.3 | 0.5 | 0.3 |
| Other | (0.9) | 0.3 | 0.2 |
| Effective tax rate | 43.4% | 40.4% | 41.0% |

At December 31, 2012, the Company had a federal net operating loss carryforward of $28,290, of which $1,528 expires in the year 2028, $10,029 expires in the year 2030, $15,465 expires in the year 2031, and $1,268 expires in the year 2032 and state net operating loss carryforwards of $22,787 which expire at various times through the year 2032. At December 31, 2012, $3,863 of federal and state net operating loss carryforwards relate to deduction for stock option compensation for which the associated tax benefit will be credited to additional paid in capital when realized. The Company has evaluated the positive and negative evidence bearing upon the realization of the net operating losses and has decreased the valuation allowance to $192 for the corresponding deferred tax asset, which is comprised principally of state net operating loss carryovers incurred not expected to be utilized.

The Company and its subsidiaries are subject to U.S. federal income tax as well as to income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2009. All material state and local income tax matters have been concluded for years through 2007.

As of December 31, 2012 and 2011, the uncertain tax positions recognized by the Company in the consolidated financial statements were not material.

## 12. Preferred Stock Purchase Rights

The Company has adopted a Shareholder Rights Agreement, the purpose of which is, among other things, to enhance the Board's ability to protect shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. The Shareholder Rights Agreement could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company or a large block of the Company's Common Stock. The following summary description of the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Company's Shareholder Rights Agreement, which has been previously filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A.

Pursuant to the terms of a Shareholder Rights Agreement (the "Rights Agreement"), the Board of Directors declared a dividend distribution on June 15, 2009 of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Stock") to stockholders of record as of the close of business on June 15, 2009 (the "Record Date"). In addition, one

(In thousands, except per share data)

## 12. Preferred Stock Purchase Rights (continued)

Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Under certain circumstances, each Right entitles the holder thereof to purchase from the Company a unit consisting of one ten thousandth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"), at a cash exercise price of $45.00 per Unit, subject to adjustment. The Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date until the earlier to occur of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder (the date of said announcement being referred to as the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the "Distribution Date"). The Rights will expire at the close of business on June 15, 2019 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends.

In the event that a Stock Acquisition Date occurs, each holder of a Right (other than an Acquiring Person) will be entitled to receive upon exercise, in lieu of a number of Units of Preferred Stock, that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, (i) the Company merges with and into any other person, and the Company is not the continuing or surviving corporation, (ii) any person merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, each holder of a Right (other than an Acquiring Person) will be entitled to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the Expiration Date.

## 13. Commitments and Contingencies

The Company is involved in various litigation proceedings arising in the normal course of business. In the opinion of management, the Company's ultimate liability, if any, under pending litigation would not materially affect its financial condition, results of its operations, or its cash flow.

*Leases.* The Company leases certain equipment and facilities under non-cancelable operating leases. The Company also leases certain vehicles under capital leases.

Future minimum lease payments under non-cancelable operating and capital leases consist of the following:

(In thousands, except per share data)

## 13. Commitments and Contingencies (continued)

| | Capital Leases | Operating Leases |
|---|---|---|
| Year ended December 31, | | |
| 2013 | $ 1,201 | $ 3,349 |
| 2014 | 785 | 3,161 |
| 2015 | 274 | 2,789 |
| 2016 | 164 | 1,100 |
| 2017 | 1 | 655 |
| Thereafter | - | 547 |
| | 2,425 | $ 11,601 |
| Less: future minimum lease payments due within one year | 1,201 | |
| Amounts due after one year | $ 1,224 | |

Rent expense incurred by the Company under non-cancelable operating leases totaled $4,338, $4,242 and $4,410 for the years ended December 31, 2010, 2011 and 2012, respectively.

*Guaranteed Facilities Management Rent Payments.* The Company operates card- and coin-operated facilities management laundry rooms under various lease agreements in which the Company is required to make minimum guaranteed rent payments to the respective lessors. The following is a schedule by years of future minimum guaranteed rent payments required under these lease agreements that have initial or remaining non-cancelable contract terms in excess of one year as of December 31, 2012:

| | |
|---|---|
| 2013 | $ 14,839 |
| 2014 | 11,958 |
| 2015 | 9,006 |
| 2016 | 7,413 |
| 2017 | 5,594 |
| Thereafter | 12,646 |
| | $ 61,456 |

*Retirement Plans.* The Company maintains a qualified profit-sharing/401(k) plan (the "Plan") covering substantially all employees. The Company's contributions to the Plan are at the discretion of the Board of Directors. Costs under the Plan amounted to $0, $839 and $815 for the years ended December 31, 2010, 2011, and 2012, respectively.

(In thousands, except per share data)

## 14. Employee Benefit and Stock Plans

*Stock Option and Incentive Plans.* On April 7, 1997, the Company's stockholders approved the 1997 Stock Option and Incentive Plan for the Company (the "1997 Stock Plan"). On May 26, 2005, the Company's stockholders approved the 2005 Stock Option and Incentive Plan for the Company (the "2005 Stock Plan"). On May 8, 2009, the Company's stockholders approved the 2009 Stock Option and Incentive Plan for the Company which was amended by the stockholders on May 26, 2010 (the "2009 Stock Plan" and together with the 1997 and 2005 Stock Plans the "Stock Plans"). The Stock Plans are designed and intended as a performance incentive for officers, employees, and independent directors to promote the financial success and progress of the Company. All officers, employees and independent directors are eligible to participate in the Stock Plans. Awards, when made, may be in the form of stock options, restricted stock, restricted stock units, unrestricted stock options, and dividend equivalent rights. The Stock Plans require the maximum term of options to be ten years. Costs under the Plans amounted to \$3,195, \$3,673, and \$3,229 for the years ended December 31, 2010, 2011, and 2012, respectively. The related income tax benefit recognized was \$1,214, \$1,371, and \$1,204 for the years ended December 31, 2010, 2011, and 2012, respectively.

Employee options generally vest such that one-third of the options will become exercisable on each of the first through third anniversaries of the date of grant of the options; however, the administrator of the Stock Plans may determine, at its discretion, the vesting schedule for any option award. In the event of termination of the optionee's relationship with the Company, vested options not yet exercised terminate within 90 days. The restricted stock granted to independent directors as part of their annual compensation vests on May 1st of the succeeding year. Directors have one year after leaving the board to exercise previously granted options. The exercise prices are the fair market value of the shares underlying the options on the respective dates of the grants. The Company issues shares upon exercise of options from its treasury shares, if available. The grant-date fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model.

The fair values of the stock options granted in 2010, 2011, and 2012 were estimated using the following components:

| | 2010 | 2011 | 2012 |
|---|---|---|---|
| Weighted average fair value of options at grant date | \$3.77 | \$6.75 | \$5.06 |
| Risk free interest rate | 2.167% - 2.44% | 2.301% - 2.642% | .93% - 1.43% |
| Estimated forfeiture rate | 0.00% - 16.00% | 0.00% - 16.00% | 0.00% - 19% |
| Estimated option term | 5.0 – 6.0 years | 6.0 – 7.0 years | 6.0 – 7.0 years |
| Expected volatility | 49.46% - 51.53% | 49.16% - 50.89% | 42.10% – 44.07% |
| Dividend yield | - | 1.47% | 1.73% - 1.83% |

The expected volatility of the Company's stock price was based on the weighted average of the historical performance over the prior number of years equal to the expected term and the two most recent years.

(In thousands, except per share data)

**14. Employee Benefit and Stock Plans (continued)**

The following is a summary of stock option plan activity under the Plans as of December 31, 2012, and changes during the year then ended:

| | Options | Weighted Average Exercise Price | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Outstanding at January 1, 2012 | 2,091,174 | $10.20 | $3.96 |
| Granted | 293,369 | $13.97 | $5.06 |
| Exercised | (134,172) | $5.48 | $2.52 |
| Forfeited | (23,425) | $11.10 | $4.83 |
| Outstanding at December 31, 2012 | 2,226,946 | $10.97 | $4.18 |
| Exercisable at December 31, 2012 | 1,684,707 | $10.17 | $3.81 |
| Options vested and expected to vest at December 31, 2012 | 2,218,183 | $10.16 | $4.18 |
| | | | |
| Weighted average remaining life of the outstanding options | | 5.997 | |
| Weighted average remaining life of the exercisable options | | 5.207 | |
| | | | |
| Total intrinsic value of the outstanding options | | $4,723 | |
| Total intrinsic value of the exercisable options | | $4,430 | |
| Total intrinsic value of options vested and expected to vest | | $4,723 | |

| | December 31, | | |
|---|---|---|---|
| | 2010 | 2011 | 2012 |
| Weighted average fair value of options granted | $ 3.77 | $ 6.75 | $ 5.06 |
| Intrinsic value of options exercised | $ 3,243 | $ 1,065 | $ 1,070 |
| Fair value of shares vested in 2012 | $ 1,583 | $ 1,236 | $ 1,358 |

A summary of the status of the Company's nonvested shares as of December 31, 2012 and changes during the year then ended is presented below:

| | Options | Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2012 | 589,343 | $ 4.74 |
| Granted | 293,369 | $ 5.06 |
| Vested | (336,931) | $ 4.03 |
| Forfeited | (3,542) | $ 6.28 |
| Nonvested at December 31, 2012 | 542,239 | $ 5.35 |

In the year ended December 31, 2012, the Company granted restricted stock units covering 71,624 shares of stock with an average fair market value on date of grant of $14.02 per share. The stock vests in one year upon the achievement of certain performance objectives as determined by the Board of Directors at the beginning of the fiscal year. In addition, the Company granted cash awards equivalent to 36,592

(In thousands, except per share data)

## 14. Employee Benefit and Stock Plans (continued)

restricted stock units and subject to the same performance criteria. The awards had a fair value of $12.55 per share at December 31, 2012. As part of their annual compensation, the Company granted the independent directors 32,550 restricted stock units with a fair market value of $12.90 per share on the date of grant. The restricted stock units vest over three years. Restricted stock activity for fiscal 2012 is presented below:

| | Restricted Stock | Average Grant Date Fair Value |
|---|---|---|
| Outstanding at January 1, 2012, including restricted stock to be settled in cash | 214,090 | $ 13.91 |
| Restricted Stock Granted | 140,766 | $ 13.38 |
| Dividend Earned | 4,320 | $ - |
| Restricted Stock Issued | (146,054) | $ 12.43 |
| Restricted Stock Settled in Cash | (29,350) | $ 14.59 |
| Restricted Stock Forfeited | (15,439) | $ 13.38 |
| Outstanding at December 31, 2012 | 168,333 | $ 13.64 |
| | | |
| Restricted stock earned during the year | 98,953 | |
| Cash award equivalent of restricted stock units earned during the year | 32,564 | |
| Weighted average remaining life of the outstanding restricted stock | 1.06 | |
| Total intrinsic value of the outstanding restricted stock | $ 45 | |

Stock based compensation expense related to non-vested options and restricted shares will be recognized in the following years:

| | |
|---|---|
| 2013 | $ 1,348 |
| 2014 | 681 |
| 2015 | 106 |
| | $ 2,135 |

At December 31, 2012, the stock plans provide for the issuance of up to 5,952,756 shares of common stock of which 1,948,009 shares have been issued pursuant to the exercise of option agreements or restricted stock awards. At December 31, 2012, 2,226,946 shares are subject to outstanding options, 767,414 shares have been granted, of which 104,506 are subject to certain performance criteria and 1,608,989 shares remain available for issuance. Of the 1,608,989 shares, 99,015 shares have been committed to future restricted stock awards for which performance criteria have not yet been established. Upon the adoption of the 2009 plan, no additional options can be issued from the 1997 and 2005 plans.

*Mac-Gray Corporation 2001 Employee Stock Purchase Plan.* The Company established the Mac-Gray Corporation 2001 Employee Stock Purchase Plan (the "ESPP") in May 2001. Under the terms of the ESPP,

(In thousands, except per share data)

### 14. Employee Benefit and Stock Plans (continued)

eligible employees may have between 1% and 15% of eligible compensation deducted from their pay to purchase the company common stock. The per share purchase price is 92.5% of the fair market value of the stock on, the lower of, the first day or the last day of each six month interval. Up to 500,000 shares may be offered pursuant to the ESPP. The plan includes certain restrictions, such as the holding period of the stock by employees. At December 31, 2012, there were 102 participants in the ESPP. The number of shares of common stock purchased through the ESPP was 24,487 and 23,354 for the years ended December 31, 2011 and 2012, respectively. There have been 351,454 shares purchased since the inception of the ESPP. At December 31, 2011 and 2012, the Company had accumulated employee withholdings associated with this plan of $141 and $122 for acquisition of stock in 2012 and 2013, respectively.

### 15. Payment of dividends

The Company's Board of Directors declared quarterly dividends of $0.0605 per share which were paid on March 30, 2012, June 29, 2012, September 28, 2012 and December 31, 2012 to stockholders of record at the close of business on March 15, 2012, June 15, 2012, September 17, 2012 and December 17, 2012, respectively.

### 16. Repurchase of Common Stock

On December 21, 2011, the Company's Board of Directors authorized a share repurchase program under which the Company is authorized to purchase up to an aggregate of $2,000 of its common stock. The Company repurchased 133,333 shares during the first quarter of 2012 for a total cash outlay of $2,000, thereby completing the repurchase program.

MAC-GRAY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

## 17. Earnings Per Share

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2011 | 2012 |
| Income (loss) from continuing operations, net | $ 2,829 | $ 3,276 | $ 4,310 |
| Income (loss)from discontinued operations, net | (250) | - | - |
| Net income | $ 2,579 | $ 3,276 | $ 4,310 |
| Weighted average number of common shares outstanding - basic | 13,797 | 14,234 | 14,423 |
| Effect of dilutive securites: | | | |
| Stock options | 582 | 742 | 661 |
| Weighted average number of common shares outstanding - diluted | 14,379 | 14,976 | 15,084 |
| Earnings(loss) per share - basic - continuing operations | $ 0.21 | $ 0.23 | $ 0.30 |
| Earnings(loss) per share - diluted - continuing operations | $ 0.20 | $ 0.22 | $ 0.29 |
| Earnings (loss) per share - basic - discontinued operations | $ (0.02) | $ - | $ - |
| Earnings (loss) per share - diluted - discontinued operations | $ (0.02) | $ - | $ - |
| Earnings per share - basic | $ 0.19 | $ 0.23 | $ 0.30 |
| Earnings per share - diluted | $ 0.18 | $ 0.22 | $ 0.29 |

There were 670,975 shares at December 31, 2010, 295,001 shares at December 31, 2011 and 585,925 shares at December 31, 2012 under option plans that were excluded from the computation of diluted earnings per share at December 31, 2010, 2011 and 2012, respectively, due to their anti-dilutive effects.

MAC-GRAY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

## 18. Summary of Quarterly Financial Information (unaudited)

| | Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | Total |
| Revenue | $ 82,293 | $ 78,589 | $ 78,492 | $ 82,654 | $ 322,028 |
| Cost of revenue | 66,404 | 66,674 | 65,716 | 68,006 | 266,800 |
| Gross margin | 15,889 | 11,915 | 12,776 | 14,648 | 55,228 |
| Operating expenses | 8,594 | 8,470 | 7,975 | 9,316 | 34,355 |
| Operating income | 7,295 | 3,445 | 4,801 | 5,332 | 20,873 |
| Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs | 3,817 | 2,664 | 3,682 | 3,318 | 13,481 |
| Loss on early extinguishment of debt | - | - | - | (1,894) | (1,894) |
| Income before income tax expense | 3,478 | 781 | 1,119 | 120 | 5,498 |
| Income tax expense | 1,412 | 277 | 515 | 18 | 2,222 |
| Net income | $ 2,066 | $ 504 | $ 604 | $ 102 | $ 3,276 |
| Earnings per share - basic | $ 0.15 | $ 0.04 | $ 0.04 | $ 0.01 | $ 0.23 [(a)] |
| Earnings per share - diluted | $ 0.14 | $ 0.04 | $ 0.04 | $ 0.01 | $ 0.22 [(a)] |
| Weighted average common shares outstanding - basic | 14,090 | 14,244 | 14,286 | 14,313 | 14,234 |
| Weighted average common shares outstanding – diluted | 14,825 | 15,033 | 15,000 | 15,023 | 14,976 |

(a) The sum of the quarterly earnings per share amounts may not equal the full year amount since the computations of the weighted average shares outstanding for each quarter and the full year are computed independently of each other.

(In thousands, except per share data)

## 18. Summary of Quarterly Financial Information (unaudited) (continued)

| | Year Ended December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | Total |
| Revenue | $ 84,236 | $ 77,827 | $ 77,873 | $ 82,183 | $ 322,119 |
| Cost of revenue | 68,600 | 66,318 | 66,133 | 68,349 | 269,400 |
| Gross margin | 15,636 | 11,509 | 11,740 | 13,834 | 52,719 |
| Operating expenses | 9,868 | 7,745 | 7,234 | 7,743 | 32,590 |
| Operating income | 5,768 | 3,764 | 4,506 | 6,091 | 20,129 |
| Interest expense, including change in fair value of non-hedged derivative instruments and amortization of deferred financing costs | 3,342 | 1,962 | 1,931 | 1,833 | 9,068 |
| Loss on early extinguishment of debt | (3,762) | - | - | - | (3,762) |
| Income before income tax expense | (1,336) | 1,802 | 2,575 | 4,258 | 7,299 |
| Income tax expense (benefit) | (569) | 750 | 1,104 | 1,704 | 2,989 |
| Net income | $ (767) | $ 1,052 | $ 1,471 | $ 2,554 | $ 4,310 |
| Earnings per share - basic | $ (0.05) | $ 0.07 | $ 0.10 | $ 0.18 | $ 0.30 [(a)] |
| Earnings per share - diluted | $ (0.05) | $ 0.07 | $ 0.10 | $ 0.17 | $ 0.29 [(a)] |
| Weighted average common shares outstanding - basic | 14,375 | 14,365 | 14,447 | 14,506 | 14,423 |
| Weighted average common shares outstanding – diluted | 14,375 | 15,055 | 15,134 | 15,099 | 15,084 |

(a) The sum of the quarterly earnings per share amounts may not equal the full year amount since the computations of the weighted average shares outstanding for each quarter and the full year are computed independently of each other.

## 19. Subsequent Events

On February 25, 2013, the Company's Board of Directors approved a 45% increase in the quarterly dividend to $0.0875 per share ($0.35 per share on an annualized basis). The Board declared a dividend of $0.0875 per share payable on April 1, 2013 to stockholders of record at the close of business on March 15, 2013.

**MAC-GRAY CORPORATION**
**SCHEDULE II**
**VALUATION AND QUALIFYING ACCOUNTS**
**YEARS ENDED DECEMBER 31, 2010, 2011, AND 2012**

| | Balance Beginning of Year | Charged to Cost and Expenses | Deductions | Balance at End of Year |
|---|---|---|---|---|
| Year Ended December 31, 2010: | | | | |
| Allowance for doubtful accounts | $ 198 | $ 169 | $ 38 | $ 329 |
| Inventory reserves - valuation adjustment | $ 230 | $ 245 | $ 223 | $ 252 |
| Income tax valuation allowance | $ 445 | $ 6 | $ - | $ 451 |
| Year Ended December 31, 2011: | | | | |
| Allowance for doubtful accounts | $ 329 | $ 139 | $ 83 | $ 385 |
| Inventory reserves - valuation adjustment | $ 252 | $ 135 | $ 225 | $ 162 |
| Income tax valuation allowance | $ 451 | $ - | $ 71 | $ 380 |
| Year Ended December 31, 2012: | | | | |
| Allowance for doubtful accounts | $ 385 | $ 70 | $ 142 | $ 313 |
| Inventory reserves - valuation adjustment | $ 162 | $ 164 | $ 224 | $ 102 |
| Income tax valuation allowance | $ 380 | $ - | $ 188 | $ 192 |

**Exhibit 31.1**

**MAC-GRAY CORPORATION**
**CERTIFICATION PURSUANT TO SECTION 302 OF**
**SARBANES-OXLEY ACT OF 2002**

**CERTIFICATIONS**

I, Stewart G. MacDonald, Jr., Chief Executive Officer, certify that:

1. I have reviewed this report on Form 10-K of Mac-Gray Corporation (the registrant);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ Stewart G. MacDonald, Jr.
Stewart G. MacDonald, Jr.
Chief Executive Officer
*(Principal Executive Officer)*

**Exhibit 31.2**

# MAC-GRAY CORPORATION
# CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

## CERTIFICATIONS

I, Michael J. Shea, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this report on Form 10-K of Mac-Gray Corporation (the registrant);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ Michael J. Shea
Michael J. Shea
Chief Financial Officer and Treasurer
*(Principal Financial Officer)*

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the fiscal period ended December 31, 2012 (the "Report"), of Mac-Gray Corporation (the "Company") each of the undersigned, as the Chief Executive Officer and Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

- the Report fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification is provided solely pursuant to 18 U.S.C. § 1350 and Item 601(b)(32) of Regulation S-K ("Item 601(b)(32)") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act. In accordance with clause (ii) of Item 601(b)(32), this certification (A) shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and (B) shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Dated: March 15, 2013

/s/ Stewart G. MacDonald, Jr.
Name: Stewart G. MacDonald, Jr.
Title: Chief Executive Officer

Dated: March 15, 2013

/s/ Michael J. Shea
Name: Michael J. Shea
Title: Chief Financial Officer

This page intentionally left blank.

**Stockholder Return Performance Graph**

Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on the Company's Common Stock from December 31, 2007 through December 31, 2012, based on the market price of the Company's Common Stock and assuming reinvestment of dividends, with the total return of the S&P 500 Index and the Russell 2000 Index. The calculation of total cumulative return assumes a $100 investment in the Company's Common Stock, the S&P 500 Index and the Russell 2000 Index on December 31, 2007. The comparisons in this line graph are historical and are not intended to forecast or be indicative of possible future performance of the Common Stock of the Company.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Mac-Gray Corporation, the S&P 500 Index, and the Russell 2000 Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Mac-Gray Corporation
S&P 500
Russell 2000


*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.



| | Cumulative Total Return | | | | | |
|---|---|---|---|---|---|---|
| | At December 31 | | | | | |
| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
| Mac-Gray Corporation | 100 | 55.77 | 91.47 | 134.99 | 126.50 | 117.25 |
| Russell 2000 Index (1) | 100 | 63.00 | 79.67 | 91.67 | 93.61 | 108.59 |
| S&P 500 Index | 100 | 66.21 | 84.20 | 106.82 | 102.36 | 119.09 |

---

(1) Because it does not believe it can reasonably identify a peer group, the Company has selected the Russell 2000 Index as a broad equity market index that includes companies with market capitalizations comparable to its own.

# Corporate Information

## Corporate Office

404 Wyman Street, Suite 400
Waltham, MA 02451
Tel: 781.487.7600
Fax: 781.487.7601
www.macgray.com

## Executive Officers

Stewart G. MacDonald, Jr.
Chief Executive Officer

Michael J. Shea
Executive Vice President,
Chief Financial Officer and Treasurer

Philip Emma
Executive Vice President and
Chief Operations Officer

Neil F. MacLellan, III
Executive Vice President,
Mergers & Acquisitions

Robert J. Tuttle
Executive Vice President,
Technology and Information Systems

Sheffield J. Halsey, Jr.
Executive Vice President and
Chief Marketing Officer

Linda A. Serafini
Vice President,
General Counsel and Secretary

## Directors

Thomas E. Bullock
Chairman of the Board
Retired President and CEO
Ocean Spray Cranberries, Inc.

David W. Bryan
Retired CEO
Avedis Zildjian Company, Inc.

Bruce A. Percelay
Chairman
The Mount Vernon Company

William F. Meagher
Retired Partner
Arthur Andersen, LLP

Mary Ann Tocio
President and Chief Operating Officer
Bright Horizons Family Solutions, Inc.

Edward F. McCauley
Retired Partner
Deloitte & Touche, LLP

Paul R. Daoust
Chairman
HighRoads, Inc.

Alastair G. Robertson
Retired Partner
Accenture Ltd.

## Independent Auditors

McGladrey LLP
80 City Square
Boston, MA 02129

## Transfer Agent & Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Shareholder Inquiries: 1.800.937.5449

## Form 10-K

The Company's Form 10-K for the year ended December 31, 2012 is incorporated herein but is not accompanied by the exhibits, which were filed with the Securities and Exchange Commission. The Company will furnish any such exhibits, free of charge, to those shareholders who send a written request to:

Mac-Gray Corporation
Attention: Linda A. Serafini, Secretary
404 Wyman Street, Suite 400
Waltham, MA 02451

## Stock Listing

New York Stock Exchange
Trading Symbol: TUC

## Regional Offices

Albuquerque, NM
Atlanta, GA
Austin, TX
Baltimore, MD
Birmingham, AL
Boston, MA
Buffalo, NY
Charlotte, NC
Chicago, IL
Dallas, TX
Denver, CO
Carlstadt, NJ
El Paso, TX
Hartford, CT
Houston, TX
Memphis, TN
Miami, FL
Nashville, TN
New Orleans, LA
Phoenix, AZ
Portland, ME
Portland, OR
Salt Lake City, UT
Seattle, WA
Syracuse, NY
Tampa, FL
Tucson, AZ
Virginia Beach, VA

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws.
See the discussion under "Forward-Looking Statements" and "Item 1A – Risk Factors" on pages 1 and 4-9, respectively, of the Form 10-K.








Announcing the
NEW MAYTAG
Coin Washer

Mac-Gray
404 Wyman Street, Suite 400
Waltham, MA 02451
T: 781.487.7600
F: 781.487.7601
www.macgray.com